SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 31, 2018

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, January 31, 2018 regarding “Ericsson reports fourth quarter and full year results 2017”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: January 31, 2018

FOURTH QUARTER AND

FULL-YEAR REPORT 2017

Stockholm, January 31, 2018

FOURTH QUARTER HIGHLIGHTS		See page

•	Reported sales decreased by -12%. Sales adjusted for comparable units and currency declined by -7% YoY, partly due to lower LTE sales in Mainland China, as expected.	3

•	As earlier communicated, write-down of assets was made in the quarter, with a final impact on the result of SEK -14.5 b. In addition, provisions and customer project adjustments amounted to SEK -3.2 b. and restructuring charges amounted to SEK -2.4 (-4.6) b.	4

•	Gross margin was 21.0% (26.1%). Adjusted 1) gross margin improved to 29.9% (29.4%) with improved gross margin in Networks, partly offset by lower gross margin in Digital Services.	4

•	Networks gross margin was stable QoQ, supported by a higher share of software sales and increased hardware margins. The success of the 5G-ready portfolio continued with several new contract wins.	8

•	Operating income was SEK -19.8 (-0.3) b. Adjusted 1) operating income declined to SEK 0.4 (4.4) b. due to lower sales and higher operating expenses. Higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact of SEK -1.4 (0.8) b.	4

•	Cash flow from operating activities was SEK 11.2 (19.4) b. Free cash flow 2) was SEK 10.1 (14.3) b.	16

FULL-YEAR HIGHLIGHTS

•	Reported sales decreased by -10% with a decline in all segments. Sales adjusted for comparable units and currency declined by -10%.	5

•	IPR licensing revenues amounted to SEK 7.9 (10.0) b. The baseline for current IPR licensing contract portfolio is approximately SEK 7 b. on an annual basis.	6

•	Operating income declined to SEK -38.1 (6.3) b., mainly due to write-down of assets as well as provisions and customer project adjustments.	6

•	Cash flow from operating activities was SEK 9.6 (14.0) b. Free cash flow 2) amounted to SEK 5.1 (0.3) b. Net cash at year-end was SEK 34.7 (31.2) b.	16

•	The Board of Directors will propose a dividend for 2017 of SEK 1.00 (1.00) per share to the AGM.	16

REPORTED SEK b.	Q4 2017	Q4 2016	YoY change	Q3 2017	QoQ change	Full-year 2017	Full-year 2016
Net sales	57.2	65.2	-12%	47.8	20%	201.3	222.6
Sales growth adj. for comparable units and currency	—	—	-7%	—	17%	-10%	-10%
Gross margin	21.0%	26.1%	—	25.4%	—	22.1%	29.8%
Operating income	-19.8	-0.3	—	-4.8	—	-38.1	6.3
Operating margin	-34.5%	-0.4%	—	-10.0%	—	-18.9%	2.8%
Net income	-18.9	-1.6	—	-4.3	—	-35.1	1.9
EPS diluted, SEK	-5.68	-0.48	—	-1.34	—	-10.61	0.52
EPS (non-IFRS), SEK 3)	-1.19	0.62	—	-0.55	116%	-3.99	2.66
Cash flow from operating activities	11.2	19.4	-43%	0.0	—	9.6	14.0
Net cash, end of period	34.7	31.2	11%	24.1	44%	34.7	31.2

ADJUSTED SEK b.	Q4 2017 adjusted	Q4 2016 excl. restr.	YoY change	Q3 2017 adjusted	QoQ change
Net sales adjusted for certain items affecting comparability in 2017	57.3	65.2	-12%	47.7	20%
Gross margin excluding restructuring charges and adjusted for certain items affecting comparability in 2017	29.9%	29.4%	—	30.0%	—
Operating income excluding restructuring charges and adjusted for certain items affecting comparability in 2017	0.4	4.4	-91%	—	—
Operating margin excluding restructuring charges and adjusted for certain items affecting comparability in 2017	0.7%	6.7%	—	-0.1%	—

1)	Adjusted: the numbers are adjusted for restructuring charges and for certain other items affecting comparability in 2017.
2)	Free cash flow: Cash flow from operating activities less net capital expenditures and other investments, see APMs at the end of the report.
3)	EPS diluted, excl. amortizations and write-downs of acquired intangible assets, and excluding restructuring charges.

Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.

1      Ericsson  |  Fourth Quarter and Full-Year Report 2017

CEO COMMENTS

During a challenging 2017, we have developed and started to execute on a focused strategy, strengthening our R&D while at the same time introducing robust measures to reduce cost and commercial risk. We have now laid the foundation for achieving our financial targets. The fourth quarter was in line with our overall expectation, with gradual improving performance in Networks and continued significant losses in Digital Services. The result is however far below our long-term ambition.

In the quarter, sales adjusted for comparable units and currency declined by -7% YoY. For 2018, the Radio Access Network (RAN) equipment market is expected to decline by -2%, compared with estimated -8% in 2017. The Chinese market is expected to continue to decline due to reduced LTE investments, while there is positive momentum in North America.

We further reduced commercial risks, resulting in provisions and adjustments relating to customer projects of SEK -3.2 b. in the quarter. As a consequence of our focused business strategy and as earlier communicated, we have impaired assets, impacting the result by SEK -14.5 b. in the quarter, without impacting cash flow. After concluding this review, we do not see a need for additional adjustments or write-downs.

Adjusted for one-time items and restructuring charges the gross margin was 30% and the operating income was slightly positive in the quarter. When also excluding the negative effect from lower net capitalization of costs, the operating income was SEK 1.8 b.

We continued to execute on efficiency improvements with a net reduction of 10,000 employees and external workforce in the quarter. To date, the annual run-rate effect of cost savings is approximately SEK 6 b. compared with the target of SEK 10 b. for mid-2018. The impact on the results in the quarter is limited, but will be increasingly visible in the first half 2018.

We increased our focus on free cash flow during the year. Following good collections and inventory reductions, free cash flow in Q4 amounted to SEK 10.1 b. The more even distribution of the free cash flow over the year and the full-year number of SEK 5.1 b. mark a clear improvement over 2016. For the first time in five years, the full-year free cash flow exceeded the dividend payout. By raising new debt on favorable terms and extending the average maturity, we have further improved our resilience and financial flexibility.

Segment Networks showed stable performance with the ramp-up of Ericsson Radio System (ERS), representing 71% of radio unit deliveries in the quarter, and efficiency gains in service delivery as key drivers. Networks adjusted gross margin increased to 36% (32%) YoY and the success of our 5G-ready portfolio continues. In the quarter, we made deliveries related to our market share gain in Mainland China and we signed several break-through contracts, including with Verizon and Deutsche Telekom. We have continued to increase our R&D efforts to safeguard a future leading portfolio and to significantly improve our gross margin.

Segment Digital Services had another challenging quarter with significant losses, mainly due to higher costs in ongoing large transformation projects. As previously communicated, our turnaround plan builds on stability, profitability and growth – in that order. The initial focus has been on stabilizing both product roadmaps and challenging customer contracts. We have identified 45 critical or non-strategic customer contracts and the plan is to complete or exit approximately half of these contracts in 2018. The actions to improve profitability in Digital Services are expected to generate positive effects on gross margin in the second half of 2018.

The refocus of Managed Services to improve profitability is underway, with 23 out of the 42 under-performing contracts completed, resulting in an annualized profit improvement of SEK 0.5 b. As a result of these efforts, the underlying gross margin improved slightly QoQ. One-time effects and seasonality in operating expenses impacted operating income negatively.

For our Media Solutions portfolio, reported in segment Other, we have executed on a profit improvement program while continuing to invest in the product offering. This has significantly improved operating performance during the year, thereby improving our strategic flexibility as we have completed our strategic review of the business. We have evaluated various options including partnerships, divestments and continued in-house development, with the objective to maximize shareholder value.

We have decided to partner with One Equity Partners (OEP) to further develop the Media Solutions business through retaining a 49% ownership stake. This allows us to capture the upside of the business while at the same time taking active part in the expected consolidation of the industry.

We have decided to keep Red Bee Media (former Broadcast and Media Services) as the bids received did not reflect the value of the business. We will develop the business as an independent entity within Ericsson, building on the improved operations.

The Board will propose a dividend of SEK 1.00 per share to the AGM. The Board expresses confidence in the ongoing actions to improve profitability, and has the ambition to increase the dividend over time as the financial performance improves.

The focus during 2017 has been on reshaping overall strategy and on improving company structure and performance. 2017 was also the year when 5G went from vision to real business opportunities while we at the same time had good traction for our 4G portfolio. We are fully committed to our plans and our targets and expect to see tangible results of our turnaround in 2018.

Börje Ekholm

President and CEO

2      Ericsson  |  Fourth Quarter and Full-Year Report 2017

FINANCIAL HIGHLIGHTS

REPORTED SEK b.	Q4 2017	Q4 2016	YoY change	Q3 2017	QoQ change	Full-year 2017	Full-year 2016
Net sales	57.2	65.2	-12%	47.8	20%	201.3	222.6
Gross income	12.0	17.0	-29%	12.1	-1%	44.5	66.4
Gross margin (%)	21.0%	26.1%	—	25.4%	—	22.1%	29.8%
Research and development expenses	-9.9	-8.9	12%	-10.5	-6%	-37.9	-31.6
Selling and administrative expenses	-8.9	-8.8	1%	-6.8	31%	-32.7	-28.9
Other operating income and expenses	-12.9	0.4	—	0.4	—	-12.1	0.4
Operating income	-19.8	-0.3	—	-4.8	—	-38.1	6.3
Operating margin (%)	-34.5%	-0.4%	—	-10.0%	—	-18.9%	2.8%
Financial net	-0.5	-0.7	-24%	-0.3	64%	-1.2	-2.3
Taxes	1.4	-0.6	—	0.8	84%	4.3	-2.1
Net income	-18.9	-1.6	—	-4.3	—	-35.1	1.9
Restructuring charges	-2.4	-4.6	-48%	-2.8	-14%	-8.5	-7.6

Q4 2017 RECONCILIATION OF REPORTED NUMBERS TO ADJUSTED NUMBERS SEK b.	Q4 2017 reported	Restructuring charges	Asset write- downs	Provisions and customer project adjustments	Q4 2017 adjusted
Net sales	57.2	—	—	0.1	57.3
Cost of sales	-45.2	2.0	0.7	2.3	-40.1
Gross income	12.0	2.0	0.7	2.4	17.1
Gross margin (%)	21.0%	—	—	—	29.9%
Research and development expenses	-9.9	-0.1	0.6	0.2	-9.3
Selling and administrative expenses	-8.9	0.5	0.3	0.7	-7.4
Other operating income and expenses	-12.9	—	13.0	—	0.0
Operating income	-19.8	2.4	14.5	3.2	0.4
Operating margin (%)	-34.5%	—	—	—	0.7%

ADJUSTED SEK b.	Q4 2017 adjusted	Q4 2016 excl. restr.	YoY change	Q3 2017	QoQ change
Net sales	57.3	65.2	-12%	47.7	20%
Gross income	17.1	19.2	-11%	14.3	20%
Gross margin (%)	29.9%	29.4%	—	30.0%	—
Research and development expenses	-9.3	-7.4	27%	-8.6	8%
Selling and administrative expenses	-7.4	-7.8	-5%	-5.8	28%
Other operating income and expenses	0.0	0.4	-89%	0.1	-62%
Operating income	0.4	4.4	-91%	0.0	—
Operating margin (%)	0.7%	6.7%	—	-0.1%	—

FOURTH QUARTER COMMENTS

Restructuring charges, write-down of assets as well as provisions and customer project adjustments had a significant negative impact on the reported Q4 2017 results. Numbers excluding these items are referred to in the text as “adjusted”.

Net sales

Sales as reported decreased by -12% YoY. Networks sales declined by -14% YoY, mainly due to lower mobile broadband investments in Mainland China and earlier completion of larger mobile broadband projects in South East Asia & India as well as in the Middle East & Africa.

The YoY sales decline in segments Digital Services and Other was -9% and -18% respectively, mainly due to the continued decline in legacy product sales and related services. Managed Services sales declined by -7%, mainly as a result of the ongoing contract review targeted at improving profitability.

Sales adjusted for comparable units and currency decreased by -7% YoY

Sequential sales were up 20%, supported by seasonality and higher exchange rate between USD and SEK. The sales increase was partly offset by lower than normal seasonal sales growth in market area South East Asia & India and in Mainland China. Sales adjusted for comparable units and currency increased by 17% QoQ.

IPR licensing revenues

IPR licensing revenues were flat YoY at SEK 2.0 b. and increased QoQ from SEK 1.9 b., supported by currency effects.

Provisions and customer project adjustments

As announced in the Q2 report, 2017, the company identified a risk of further market and customer project adjustments, which would have a negative impact on income. The review of such risks was completed and resulted in total provisions and customer project adjustments of SEK 5.5 b. This exceeds the previous estimate which was at the high end of SEK 3-5 b.

In Q4 2017, SEK 3.2 b. of provisions and customer project adjustments were made, of which SEK 3.0 b. had no impact on a cash outflow. The SEK 3.2 b. relates to provisions for additional project costs, reassessment of trade receivables and customer settlements.

3      Ericsson  |  Fourth Quarter and Full-Year Report 2017

Write-down of assets

The impairment testing of assets, according to the new segment structure, resulted in write-downs, impacting the result by SEK -14.5 b. in the quarter, with no impact on cash flow. The difference to the previously announced and estimated write-down effect of SEK -14.2 b. is due to currency translation effects. The results were impacted by write-down of goodwill of SEK -13.0 b., intangible assets of SEK -0.6 b., fixed assets of SEK -0.4 b., deferred costs of SEK -0.3 b. and capitalized development expenses of SEK -0.3 b.

The asset write-down impacted the segments Digital Services by SEK -7.2 b., Other by SEK -6.8 b., Managed Services by SEK -0.3 b. and Networks by SEK -0.2 b. In addition, revaluation of U.S. deferred tax assets following the change in U.S corporate income tax rate, resulted in a charge of SEK -1.0 b. None of the asset write-downs had an impact on cash flow.

Gross margin

Reported gross margin declined to 21.0% (26.1%), negatively impacted by additional provisions and customer project adjustments of SEK -2.4 b. as well as asset write-downs of SEK -0.7 b. Restructuring charges amounted to SEK -2.0 (-2.1) b.

Sequentially, reported gross margin declined due to the additional provisions and customer project adjustments, restructuring charges and write-down of assets made in the quarter.

Adjusted gross margin

Adjusted gross margin increased to 29.9% (29.4%) YoY due to increased gross margin in Networks. The increase was partly offset by lower gross margin in Digital Services.

Higher recognition than deferral of hardware costs and higher amortization than capitalization of software development expenses had a negative effect on gross margin of SEK -0.8 (-0.2) b. For more details, see section Consequences of technology and portfolio shifts.

The adjusted gross margin was flat QoQ with improved gross margin in segment Other offset by a lower gross margin in Digital Services.

Operating expenses

Reported operating expenses increased to SEK 18.9 (17.7) b. YoY, mainly due to additional provisions and customer project adjustments of SEK -0.9 b., write-down of assets of SEK -0.8 b. and higher amortized than capitalized R&D expenses of -0.6 b. Restructuring charges decreased to SEK -0.4 (-2.5) b., including a reversal of SEK 0.3 b. related to the sale of the global ICT center in Montreal.

Reported operating expenses increased sequentially mainly due to seasonality. Additional provisions and customer project adjustments made in the quarter were partly offset by lower restructuring charges of SEK -0.4 (-2.5) b.

Adjusted operating expenses

Adjusted operating expenses increased to SEK 16.8 (15.2) b., due to increased R&D expenses. These expenses amounted to SEK 9.3 (7.4) b. and increased mainly due to higher amortized than capitalized development expenses with a negative effect of SEK -0.6 (1.0) b. Adjusted selling and administrative expenses declined to SEK 7.4 (7.8) b.

Adjusted operating expenses increased QoQ to SEK 16.8 b. from SEK 14.4 b., mainly due to seasonality and increased R&D investments in Networks. There was no significant impact of higher amortized than capitalized development expenses QoQ. For more details, see section Consequences of technology and portfolio shifts.

Other operating income and expenses

Other operating income and expenses increased both YoY and QoQ due to write-down of goodwill of SEK -13.0 b.

As of Q1 2017, the funding of foreign exchange forecast hedging is managed through foreign exchange loans (USD) instead of foreign exchange derivatives. Therefore the revaluation and realization effects are included in financial expenses instead of in other operating income and expenses. Revaluation and realization effects of currency hedge contracts impacted other operating income and expenses by SEK -0.4 b. in Q4 2016.

Consequences of technology and portfolio shifts

Due to technology and portfolio shifts the company is reducing the capitalization of development expenses for product platforms and software releases and the deferral of hardware costs. As a consequence, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on operating income of SEK -1.4 (0.8) b. in the quarter. For full-year 2017 the impact was SEK -2.9 (3.8) b. and is estimated to be SEK -0.8 (0.3) b. for Q1 2018, SEK -3 (-3.5) b. for full-year 2018 and SEK -1 to -2 b. for full-year 2019.

IMPACT FROM AMORTIZATION AND CAPITALIZATION OF DEVELOPMENT EXPENSES AND FROM RECOGNITION AND DEFERRAL OF HARDWARE COSTS

SEK b.	Q4 2017	Q4 2016	Q3 2017	FY 2017	FY 2016
Cost of sales	-0.8	-0.2	-0.9	-2.6	-0.5
R&D expenses	-0.6	1.0	-0.6	-0.3	4.3
Total impact	-1.4	0.8	-1.5	-2.9	3.8
Adjusted R&D expenses	-9.3	-7.4	-8.6	-32.7	-28.9
R&D expenses, net 1)	-8.7	-8.4	-8.1	-32.3	-33.2

1)	Total adjusted R&D expenses excluding impact from amortization and capitalization of development expenses

Restructuring charges

Restructuring charges were SEK -2.4 (-4.6) b. Following the sale of the global ICT center in Montreal, a reversal of SEK 0.3 b. in restructuring charges was made in the quarter. Restructuring charges in Q3 2017 were SEK -2.8 b.

Operating income

Reported operating income decreased YoY to SEK -19.8 (-0.3) b., negatively impacted by write-down of assets of SEK -14.5 b., additional provisions and customer project adjustments of SEK -3.2 b. and lower sales. The decrease was partly offset by lower restructuring charges of SEK -2.4 (-4.6) b. Operating income declined sequentially from SEK -4.8 b., due to write-down of assets and higher additional provisions and customer projects adjustments.

4      Ericsson  |  Fourth Quarter and Full-Year Report 2017

Adjusted operating income

Adjusted operating income declined to SEK 0.4 (4.4) b. due to lower sales and higher R&D expenses. Higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on operating income of SEK -1.4 (0.8) b. An improved gross margin and lower selling and administrative expenses contributed positively to operating income.

Adjusted operating income improved slightly QoQ, from SEK 0.0 b., due to increased sales, partly offset by seasonally higher operating expenses.

Financial net

Financial net was SEK -0.5 (-0.7) b. The YoY improvement was mainly related to lower negative foreign exchange revaluation effects. Sequentially, financial net declined from SEK -0.3 b. to SEK -0.5 b. The decline was mainly related to revaluation and realization effects of foreign exchange forecast hedging of SEK -0.1 b., compared with SEK 0.2 b. in Q3. The SEK weakened against the USD between Sep 30, 2017 (SEK/USD rate 8.15) and Dec 31, 2017 (SEK/USD rate 8.20). The hedge loan balance is in USD.

Taxes

Taxes were positive in the quarter following the negative income. The positive tax effect was partly offset by non-deductible expenses (mainly goodwill impairment), revaluation of deferred tax assets due to the change in U.S. corporate income tax rate and an allowance related to certain Swedish tax assets.

Net income and EPS

Net income and EPS diluted decreased significantly both YoY and QoQ following the lower operating income. EPS diluted was SEK -5.68 (-0.48) and EPS (non-IFRS) was SEK -1.19 (0.62).

Employees

The number of employees on Dec 31, 2017, was 100,735 – a net reduction of more than 5,100 employees in Q4. In addition, the external workforce was reduced by 5,100 resources in the quarter. The total workforce decrease was mainly a result of the cost and efficiency activities.

Focused strategy execution

The company has so far identified four indicators to measure the progress of strategy execution.

Area	Activity	Status Q4 2017
Networks	Transition to new Ericsson Radio System	61% (Q3: 55% YTD) accumulated for full-year 2017 (ERS radio unit deliveries out of total radio unit deliveries)
Digital Services	-Growth in sales of new product portfolio -New KPI: Adressing critical contracts	-Net sales declined by -4% (Q3: -5% 12 months rolling) full-year 2017 -Out of 45 contracts identified, 2 have been completed or exited in Q417
Managed Services	Addressing low-performing contracts	Out of 42 contracts identified, 23 (Q3: 13 YTD ) have been renegotiated to result in an annualized profit improvement of SEK 0.5 b. (Q3: SEK 0.4 b.)

FULL-YEAR COMMENTS

Net sales

Reported sales decreased by SEK -21.3 b. or -10%, with a SEK -13.0 b. or -9% decrease in Networks, SEK -4.3 b. or -10% decrease in Digital Services, SEK -3.0 b. or -11% in Managed Services and SEK -1.0 b. or -11% in segment Other. The sales decrease in Networks was mainly due to lower demand for radio access network (RAN) equipment, which was estimated by an external source to decline by -8% for full-year 2017. The sales decrease in segments Digital Services and Other was mainly due to lower sales of legacy products. The sales decline in Managed Services was mainly due to a renewed contract in North America in 2016 that was reduced in scope.

IPR licensing revenues amounted to SEK 7.9 (10.0) b. Sales in 2016 were positively impacted by two signed contracts which included certain one-time items. The baseline for the current IPR licensing contract portfolio is approximately SEK 7 b. on an annual basis.

Currency exchange rates had no material impact on full-year sales. Sales adjusted for comparable units and currency decreased by -10%.

The sales mix by commodity was: software 21% (22%), hardware 34% (33%) and services 45% (45%).

Gross margin

Gross margin declined to 22.1% (29.8%) due to provisions and customer projects adjustments of SEK -10.4 b., write-down of assets of SEK -0.7 b. and lower IPR licensing revenues at SEK 7.9 (10.0) b. In addition, restructuring charges included in the gross margin increased to SEK -5.2 (-3.5) b.

Operating expenses

Operating expenses increased to SEK 70.6 (60.5) b., mainly as a result of provisions, customer project adjustments and write-down of assets of SEK -7.6 b. In addition, operating expenses increased due to higher amortized than capitalized development expenses with a negative effect on operating expenses of SEK -0.3 (4.3) b. Operating expenses included restructuring charges of SEK -3.3 (-4.1) b. of which the sale of the global ICT center in Montreal generated a restructuring charge of SEK -1.3 b. Operating expenses, excluding write-down of assets, provisions and customer project adjustments as well as restructuring charges were SEK 59.7 (56.4) b.

Other operating income and expenses

Other operating income and expenses were SEK -12.1 (0.4) b., negatively impacted by write-down of goodwill of SEK -13.0 b. In 2017, the power modules business was divested, which resulted in a gain of SEK 0.3 b.

As of 2017, the funding of foreign exchange forecast hedging is managed through foreign exchange loans (USD) instead of foreign exchange derivates. Therefore, revaluation and realization effects are included in financial expenses instead of other operating income and expenses. In 2016, the currency hedge contract effects impacted other operating income and expenses by SEK -0.9 b.

5      Ericsson  |  Fourth Quarter and Full-Year Report 2017

Restructuring charges and cost savings

Restructuring charges amounted to SEK 8.5 (7.6) b., to be compared with the earlier estimate of SEK 9-10 b. The restructuring charges mainly relate to cost savings. The ambition is to implement such savings with an annual run rate effect of at least SEK 10 b. by mid-2018. Approximately 30% of the cost savings are targeted at administrative expenses and 70% at cost of sales. By the end of 2017, SEK 6.0 b. in annual run-rate effect of cost savings had been achieved, of which one fourth is in administrative expenses.

Efforts continue in order to reduce costs. Total restructuring charges for 2018 are estimated to be SEK 5-7 b.

Operating income

Operating income decreased to SEK -38.1 (6.3) b., mainly due to write-down of assets of SEK -17.8 b., provisions and customer project adjustments of SEK -13.9 b. and lower sales.

In addition, due to technology and portfolio shifts, the company has reduced the capitalization of development expenses for product platforms and software releases and the deferral of hardware costs. As a consequence, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on operating income of SEK -2.9 (3.8) b. Operating margin was -18.9% (2.8%).

Financial net

The financial net improved to SEK -1.2 (-2.3) b., mainly due to lower negative effects of foreign exchange revaluation. Lower interest rates partly offset the improvement. New borrowings have been signed on more favorable terms and risk reduction, in both currency exchange and interest rates, has been improved in 2017.

The currency hedge effects, which derive from the hedge loan balance in USD, impacted financial net by SEK 0.5 b. The SEK has strengthened against the USD between Dec 31, 2016 (SEK/ USD rate 9.06) and Dec 31, 2017 (SEK/USD rate 8.20).

Taxes

Taxes were SEK 4.3 (-2.1) b. following the negative net income. The effective tax rate was 11%, negatively impacted by non-deductible expenses (mainly goodwill impairment), by revaluation of deferred tax assets due to the change in U.S. corporate income tax rate, and by an allowance related to certain Swedish tax assets.

Net income and EPS

Net income decreased to SEK -35.1 (1.9) b., for the same reasons as for the decrease in operating income. EPS diluted was SEK -10.61 (0.52) and EPS (non-IFRS) was SEK -3.99 (2.66).

Employees

The number of employees on Dec 31, 2017 was 100,735, a net reduction of more than 10,000 employees in 2017.

PLANNING ASSUMPTIONS GOING FORWARD

Market related

•	In line with previous estimate and that of an external source, the Radio Access Network (RAN) equipment market is estimated to decline by -2% for full-year 2018. The Chinese market is expected to continue to decline due to reduced LTE investments, while there is positive momentum in North America.

Currency exposure

•	A weakening by 10% of USD to SEK would have a negative impact of approximately -5% on net sales and approximately -1 percentage point on operating margin. For historical rates, see www.ericsson.com/en/investors

Ericsson related

•	Focusing the business and addressing low-performing operations are expected to reduce full-year sales by up to SEK 10 b. in 2019 compared with 2016.

•	The baseline for current IPR licensing contract portfolio is approximately SEK 7 b. on an annual basis.

•	The plan is to implement cost savings with an annual run-rate effect of at least SEK 10 b. by mid-2018 compared with the Q2 2017 annual run rate.
•	Actions to improve profitability in Digital Services are expected to generate positive effects on gross margin in second half of 2018.

•	To further strengthen technology leadership, R&D expenses will increase, primarily in Networks.

•	Operating expenses typically vary between quarters due to seasonality.

•	Restructuring charges for full-year 2018 are estimated to be SEK 5-7 b.

•	Actual and estimated Impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs:

SEK b.	Q1 2017 Actual	Q4 2017 Actual	Q1 2018 Estimate	FY 2017 Actual	FY 2018 Estimate	FY 2019 Estimate
Cost of sales	-0.5	-0.8	-0.3	-2.6	-1
R&D expenses	0.7	-0.6	-0.5	-0.3	-2

Total impact	0.3	-1.4	-0.8	-2.9	-3	-1 to -2

6      Ericsson  |  Fourth Quarter and Full-Year Report 2017

MARKET AREA SALES

	Fourth quarter 2017					Change
SEK b.	Networks	Digital Services	Managed Services	Other	Total	YoY	QoQ
South East Asia, Oceania and India	5.7	1.3	0.6	0.0	7.6	-21%	3%
North East Asia	4.4	1.7	0.5	0.0	6.7	-30%	21%
North America	11.7	2.0	0.7	0.0	14.5	2%	25%
Europe and Latin America	8.4	4.6	3.5	0.1	16.5	-8%	24%
Middle East and Africa	4.1	2.6	0.9	-0.1	7.6	-16%	22%
Other 1)	1.8	0.5	0.0	1.9	4.3	-9%	14%

Total	36.2	12.9	6.2	2.0	57.2	-12%	20%

1)	Market Area “Other” includes licensing revenues, the majority of segment Other business and other businesses.

FOURTH QUARTER COMMENTS

South East Asia, Oceania and India

Sales declined YoY due to lower Networks sales in Vietnam, India and Indonesia and an exit from a Managed Services contract in India. Digital Services sales increased slightly due to growth in Australia and Indonesia.

North East Asia

Sales declined YoY due to lower Networks sales in Mainland China because of reduced LTE investments. Sales in the quarter included deliveries related to the newly signed narrowband IoT contract in Mainland China. Operators in Mainland China and Japan are awaiting results of spectrum allocations, which impacted sales negatively in the quarter.

North America

North America sales grew slightly YoY. Networks sales growth was driven by network expansions to cater for increased data traffic. Digital Services sales declined YoY. Managed Services sales declined.

Europe and Latin America

The sales decline YoY was due to timing of major projects in Mexico, an earlier termination of a large contract in Italy and continued capex pressure among operators across most of Europe. The decline was partially offset by network modernizations in Brazil and increased network sales in Russia and France.

Middle East and Africa

Sales declined YoY, impacted by a continued weak macroeconomic environment with low operator investments, primarily in Networks. This was partly offset by growth in Digital Services.

Other

Sales declined YoY due to a continued sales decline for legacy products in Media Solutions. IPR licensing revenues amounted to SEK 2.0 (2.0) b.

	Full-year 2017					Change
SEK b.	Networks	Digital Services	Managed Services	Other	Total	YoY
South East Asia, Oceania and India	22.5	4.9	3.2	0.0	30.6	-6%
North East Asia	16.0	5.7	1.8	0.0	23.5	-14%
North America	38.8	7.5	3.3	0.1	49.6	-5%
Europe and Latin America	29.2	14.1	12.6	0.3	56.2	-10%
Middle East and Africa	14.0	7.3	3.7	0.0	25.1	-11%
Other 1)	7.4	1.5	—	7.4	16.4	-19%

Total	128.0	41.0	24.5	7.9	201.3	-10%

1)	Market Area “Other” includes licensing revenues, the majority of segment Other business and other businesses.

FULL-YEAR COMMENTS

South East Asia, Oceania and India

Sales declined due to lower mobile broadband investments in Thailand, Indonesia and India. Growth in Digital Services was driven by growth i Australia, Singapore and Indonesia, mainly related to core network solutions.

North East Asia

Sales in Mainland China declined due to reduced LTE investments. Sales in Taiwan declined following a new network deployment for one operator in 2016. The markets in Korea and Japan stabilized and Ericsson increased its market share in Japan.

North America

North America sales declined, due to the earlier communicated rescoped managed services contract. Networks sales increased slightly, driven by network expansions to cater for increased data traffic. Digital Services sales declined slightly.

Europe and Latin America

Sales declined, mainly due to timing of major projects in Mexico and termination of a large contract in Italy. In addition, capex constraints in mobile broadband in Europe impacted sales negatively, as operators focus investments in fixed infrastructure. The decline was partially offset by network modernizations in Brazil.

Middle East and Africa

Sales declined in a challenging macroeconomic environment with cautious investments in broadband. Digital Services sales declined slightly. Managed Services sales declined due to effects of completed contract reviews.

Other

Sales declined due to lower IPR licensing revenues and lower sales in Media Solutions, where sales of legacy products and related services declined. IPR licensing revenues amounted to SEK 7.9 (10.0) b. IPR licensing revenues in 2016 were positively impacted by two signed contracts which included certain onetime items.

7      Ericsson  |  Fourth Quarter and Full-Year Report 2017

SEGMENT RESULTS

NETWORKS

REPORTED SEK b.	Q4 2017	Q4 2016	YoY change	Q3 2017	QoQ change	Full-year 2017	Full-year 2016
Net sales	36.2	42.1	-14%	30.3	19%	128.0	141.0
Of which products	24.6	28.2	-13%	20.2	21%	86.1	94.9
Of which IPR licensing revenues	1.7	1.7	1%	1.6	7%	6.5	8.2
Of which services	11.6	13.9	-16%	10.1	16%	41.8	46.1
Sales growth adjusted for comparable units and currency	—	—	-9%	—	17%	-10%	—
Gross income	11.5	12.2	-5%	9.8	18%	40.6	47.1
Gross margin (%)	31.9%	29.0%	—	32.2%	—	31.7%	33.4%
Operating income	1.6	3.4	-53%	1.5	10%	7.6	17.6
Operating margin (%)	4.5%	8.2%	—	4.9%	—	6.0%	12.5%
Restructuring charges	-1.3	-2.1	-41%	-1.4	-11%	-4.8	-3.4

Q4 2017 RECONCILIATION OF REPORTED NUMBERS TO ADJUSTED NUMBERS SEK b.	Q4 2017 reported	Restructuring charges	Asset write- downs	Provisions and customer project adjustments	Q4 2017 adjusted
Net sales	36.2	—	—	0.1	36.3
Cost of sales	-24.7	1.1	—	0.3	-23.3
Gross income	11.5	1.1	—	0.4	13.0
Gross margin (%)	31.9%	—	—	—	35.9%
Operating income	1.6	1.3	0.2	1.1	4.2
Operating margin (%)	4.5%	—	—	—	11.5%

ADJUSTED SEK b.	Q4 2017 adjusted	Q4 2016 excl. restr.	YoY change	Q3 2017 adjusted	QoQ change
Net sales	36.3	42.1	-14%	30.4	19%
Gross income	13.0	13.3	-2%	10.9	19%
Gross margin (%)	35.9%	31.6%	—	35.9%	—
Operating income	4.2	5.6	-25%	4.2	-1%
Operating margin (%)	11.5%	13.3%	—	13.9%	—

FOURTH QUARTER COMMENTS

Restructuring charges, asset write-downs as well as provisions and customer project adjustments had a significant negative impact on the reported Q4 2017 results. Numbers excluding these items are referred to in the text as “adjusted”.

Net sales

Sales as reported declined by -14% YoY. Sales adjusted for comparable units and currency declined by -9%. The YoY decline is mainly due to lower LTE investments in Mainland China and earlier completion of larger projects in South East Asia, Oceania & India as well as in the Middle East & Africa. The decline was partly offset by sales growth in North America, driven by network expansions.

Reported sales increased by 19% QoQ. This is lower than normal seasonality and is mainly due to lower sales in Mainland China and South East Asia, Oceania & India, partly offset by strong sequential sales growth in North America. Sales adjusted for comparable units and currency increased by 17% QoQ.

Gross margin

Reported gross margin increased to 31.9% (29.0%) YoY, due to a higher share of software and increased margins of hardware and services, partly driven by cost reductions.

The increase was partly offset by additional provisions and customer project adjustments of SEK -0.4 b. as well as by higher recognition than deferral of hardware costs and higher amortization than capitalization of software development expenses, together amounting to SEK -0.5 (0.0) b.

Gross margin was flat QoQ.

Restructuring charges affecting gross margin were SEK -1.1 (-1.1) b. and SEK -0.4 b. in Q3 2017.

Adjusted gross margin

Adjusted gross margin increased to 36% (32%) due to a higher share of software and increased hardware and services margins, driven by cost reductions. The increase was partly offset by a negative effect from higher recognition than deferral of hardware costs and higher amortization than capitalization of software development expenses, together amounting to SEK -0.5 (0.0) b. as well as by costs related to a specific contract in Mainland China.

Sequentially, adjusted gross margin was flat where effects from increased software sales were offset by negative effect from a specific contract in Mainland China.

8      Ericsson  |  Fourth Quarter and Full-Year Report 2017

Operating income

Reported operating income and margin decreased YoY, due to lower sales, additional provisions and customer project adjustments of SEK -1.1 b. as well as write-down of assets of SEK -0.2 b. made in the quarter. Lower restructuring charges and improved gross margin partly offset the YoY sales decrease. Operating income was flat sequentially.

Adjusted operating income

Adjusted operating income decreased to SEK 4.2 (5.6) b., due to lower sales and increased R&D expenses. The decrease was partly offset by increased gross margin. Higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs together amounted to SEK -0.6 (0.3) b. as a consequence of technology and portfolio shifts. R&D expenses, excluding the effect of lower capitalization of development expenses, increased slightly YoY. This is in line with the communicated focused business strategy.

Adjusted operating income was flat QoQ, as seasonally higher sales were offset by increased operating expenses.

IMPACT FROM AMORTIZATION AND CAPITALIZATION OF DEVELOPMENT EXPENSES AND FROM RECOGNITION AND DEFERRAL OF HARDWARE COSTS

SEK b.	Q4 2017	Q4 2016	Q3 2017	FY 2017	FY 2016
Cost of Sales	-0.5	—	-0.6	-1.5	0.2
R&D expenses	-0.1	0.3	-0.1	—	0.9

Total impact	-0.6	0.3	-0.7	-1.5	1.0

Strategy execution

As presented at the 2017 Capital Markets Day, the ambition for Networks is to improve the operating margin to 15%-17% in 2020. Two important activities for profitability improvements are to invest in R&D to safeguard a future leading portfolio and to fully transition the radio unit portfolio to Ericsson Radio System (ERS) in order to increase competitiveness.

The ERS, which was introduced to the market in 2016, has proven to be competitive, contributing to both improved earnings and a stronger market position. For the full-year 2017, the ERS accounted for 61% of total radio unit deliveries. The plan is to have fully transitioned the radio unit deliveries to ERS by the end of 2018.

FULL-YEAR COMMENTS

Net sales

Sales as reported decreased by -9%. Networks sales declined in all market areas except for North America, where sales grew slightly. The decrease was mainly due to lower operator investments in mobile broadband, both products and services. In addition, the IPR licensing business declined to SEK 6.5 (8.2) b.

Sales adjusted for comparable units and currency decreased by -10% YoY.

Gross margin

Gross margin decreased to 32% (33%), mainly due to provisions and customer project adjustments made in the year. Higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs, together amounting to SEK -1.5 (0.2) b., also had a negative impact on gross margin. This is a consequence of technology and portfolio shifts. Gross margin was positively impacted by higher hardware margins.

Operating income

Operating income decreased to SEK 7.6 (17.6) b. due to lower sales with lower IPR licensing revenues, provisions and customer project adjustments, write-down of assets made in the year as well as increased operating expenses. The higher operating expenses are mainly due to the strategic decision to increase investments in R&D. Higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs together amounted to SEK -1.5 (1.0) b. Restructuring charges were SEK -4.8 (-3.4) b.

9      Ericsson  |  Fourth Quarter and Full-Year Report 2017

DIGITAL SERVICES

REPORTED SEK b.	Q4 2017	Q4 2016	YoY change	Q3 2017	QoQ change	Full-year 2017	Full-year 2016
Net sales	12.9	14.1	-9%	9.3	38%	41.0	45.3
Of which products	6.8	7.3	-7%	5.1	33%	21.7	24.5
Of which IPR licensing revenues	0.4	0.4	1%	0.3	6%	1.4	1.8
Of which services	6.1	6.8	-10%	4.3	44%	19.2	20.8
Sales growth adjusted for comparable units and currency	—	—	-3%	—	35%	-9%	—
Gross income	1.0	4.6	-79%	2.5	-61%	4.4	16.1
Gross margin (%)	7.5%	32.4%	—	26.5%	—	10.6%	35.5%
Operating income	-12.4	-2.0	—	-3.9	216%	-27.7	-6.7
Operating margin (%)	-96.7%	-14.4%	—	-42.1%	—	-67.5%	-14.7%
Restructuring charges	-0.7	-1.8	-63%	-1.1	-38%	-2.5	-3.2

Q4 2017 RECONCILIATION OF REPORTED NUMBERS TO ADJUSTED NUMBERS SEK b.	Q4 2017 reported	Restructuring charges	Asset write- downs	Provisions and customer project adjustments	Q4 2017 adjusted
Net sales	12.9	—	—	—	12.9
Cost of sales	-11.9	0.6	—	1.6	-9.7
Gross income	1.0	0.6	—	1.6	3.2
Gross margin (%)	7.5%	—	—	—	24.8%
Operating income	-12.4	0.7	7.2	1.9	-2.7
Operating margin (%)	-96.7%	—	—	—	-21.0%

ADJUSTED SEK b.	Q4 2017 adjusted	Q4 2016 excl. restr.	YoY change	Q3 2017 adjusted	QoQ change
Net sales	12.9	14.1	-9%	9.3	38%
Gross income	3.2	5.3	-40%	2.8	16%
Gross margin (%)	24.8%	37.6%	—	29.6%	—
Operating income	-2.7	-0.2	—	-2.8	-3%
Operating margin (%)	-21.0%	-1.3%	—	-29.9%	—

FOURTH QUARTER COMMENTS

Restructuring charges, asset write-downs as well as provisions and customer project adjustments had a significant negative impact on the reported Q4 2017 results. Numbers excluding these items are referred to in the text as “adjusted”.

Net sales

Sales as reported declined by -9% YoY. Sales adjusted for comparable units and currency decreased by -3% YoY. Due to the ongoing technology shift in the portfolio, sales of legacy portfolio products and related services continued to decline, primarily in OSS, BSS and Packet Core.

Sales increased by 38% QoQ, driven primarily by growth in the new product portfolio and strong seasonal sales in services and software. Sales adjusted for comparable units and currency increased by 35% QoQ.

Gross margin

Reported gross margin declined YoY, mainly due to provisions and customer project adjustments, amounting to SEK -1.6 b. in total. In addition, the margin was negatively impacted by increased services costs in ongoing large transformation projects and by reduced sales of legacy products including related services.

Reported gross margin declined QoQ, mainly due to provisions and customer project adjustments. In addition, increased restructuring charges of SEK -0.6 b., compared with SEK -0.2 b. in Q3 2017, and lower software margins had a negative impact.

Adjusted gross margin

Adjusted gross margin declined YoY mainly due to increased services costs in ongoing large transformation projects and reduced sales of legacy products and related services. Software margins declined, partly due to write-down of inventory for earlier capitalized customer-specific software development and higher amortized than capitalized software development expenses.

Gross margin decreased QoQ, mainly due to lower software margins.

10      Ericsson  |  Fourth Quarter and Full-Year Report 2017

Operating income

Reported operating income declined YoY, mainly due to writedown of assets as well as provisions and customer project adjustments, together amounting to SEK -9.1 b. In addition, reduced gross margin and lower sales had a negative impact. The decline was partly offset by reduced restructuring charges of SEK -0.7 (-1.8) b. Higher amortized than capitalized development expenses had a negative impact of SEK -0.7 (0.4) b. YoY.

Reported operating income declined QoQ, mainly due to writedown of assets as well as provisions and customer project adjustments, together amounting to SEK -9.1 b. in Q4 2017. The decline was partly offset by increased sales and reduced restructuring charges.

Adjusted operating income

Adjusted operating income decreased YoY, impacted by reduced gross margin, mainly in services. Due to technology changes, there was a negative impact of SEK -0.7 (0.4) b. of higher amortized than capitalized development expenses. This was partly offset by cost reductions, impacting both R&D and selling and administrative expenses.

Adjusted operating income improved QoQ, mainly due to increased sales, partly offset by reduced gross margin.

IMPACT FROM AMORTIZATION AND CAPITALIZATION OF DEVELOPMENT EXPENSES

SEK b.	Q4 2017	Q4 2016	Q3 2017	FY 2017	FY 2016
Cost of Sales	-0.3	-0.2	-0.3	-1.1	-0.7
R&D expenses	-0.5	0.6	-0.4	-0.2	2.7

Total impact	-0.7	0.4	-0.7	-1.3	2.1

Strategy execution

Focus for Digital Services is stability, profitability and growth, in that order. Stability in product roadmaps has improved during the year and several new products were delivered in Q4 2017, as planned.

As presented at the 2017 Capital Markets Day, the ambition for Digital Services is to improve the operating margin to positive low single digits in 2020. A key activity for profitability turnaround is to manage and complete 34 identified critical multi-year customer contracts and to either exit or complete 11 identified non-strategic contracts. These 45 contracts had a significant impact on reported results in 2017. During the year, the governance of contracts has been strengthened and in Q4 2017 two of the 45 contracts were finalized (either completed or exited). A number of contracts are multi-year commitments with strategically important customers. However, the plan is to finalize approximately half of the contracts in 2018.

Sales of the new product portfolio declined by -3% YoY, negatively impacted by currency effects. New product sales grew by 59% QoQ, driven by seasonality and new product introductions. Full-year sales in the new product portfolio declined by -4%.

FULL-YEAR COMMENTS

Net sales

Sales as reported decreased by -10% YoY, due to lower sales of legacy products and related services, primarily in OSS, BSS and Packet Core.

IPR and licensing revenues were SEK 1.4 (1.8) b. Sales adjusted for comparable units and currency decreased by -9% YoY.

Gross margin

Gross margin declined, mainly due to write-down of assets as well as provisions and customer project adjustments. In addition, there was a negative impact from higher costs in ongoing large transformation projects and from reduced sales of legacy products including related services.

Operating income Operating income declined, mainly due to write-down of assets as well as provisions and customer project adjustments. In addition, operating income was negatively impacted by lower gross margin and lower sales.

The full-year negative impact of higher amortized than capitalized development expenses was SEK -1.3 (2.1) b. This was partly offset by cost reductions, impacting both R&D and selling and administrative expenses.

11      Ericsson  |  Fourth Quarter and Full-Year Report 2017

MANAGED SERVICES

REPORTED SEK b.	Q4 2017	Q4 2016	YoY change	Q3 2017	QoQ change	Full-year 2017	Full-year 2016
Net sales	6.2	6.7	-7%	6.1	1%	24.5	27.5
Sales growth adjusted for comparable units and currency	—	—	-3%	—	-1%	-11%	—
Gross income	-0.7	-0.1	—	-0.5	64%	-1.8	1.1
Gross margin (%)	-12.1%	-1.0%	—	-7.4%	—	-7.4%	3.9%
Operating income	-1.3	-0.5	165%	-0.8	60%	-4.3	-0.5
Operating margin (%)	-21.1%	-7.4%	—	-13.2%	—	-17.4%	-1.8%
Restructuring charges	-0.4	-0.2	53%	-0.1	—	-0.7	-0.4

Q4 2017 RECONCILIATION OF REPORTED NUMBERS TO ADJUSTED NUMBERS SEK b.	Q4 2017 reported	Restructuring charges	Asset write- downs	Provisions and customer project adjustments	Q4 2017 adjusted
Net sales	6.2	—	—	—	6.2
Cost of sales	-6.9	0.3	0.3	0.3	-6.0
Gross income	-0.7	0.3	0.3	0.3	0.2
Gross margin (%)	-12.1%	—	—	—	3.7%
Operating income	-1.3	0.4	0.3	0.3	-0.3
Operating margin (%)	-21.1%	—	—	—	-4.6%

ADJUSTED SEK b.	Q4 2017 adjusted	Q4 2016 excl. restr.	YoY change	Q3 2017 adjusted	QoQ change
Net sales	6.2	6.7	-7%	5.9	5%
Gross income	0.2	0.1	72%	0.2	18%
Gross margin (%)	3.7%	2.0%	—	3.3%	—
Operating income	-0.3	-0.2	16%	-0.1	99%
Operating margin (%)	-4.6%	-3.7%	—	-2.4%	—

FOURTH QUARTER COMMENTS

Restructuring charges, asset write-downs as well as provisions and customer project adjustments had a significant negative impact on the reported Q4 2017 results. Numbers excluding these items are referred to in the text as “adjusted”.

Net sales

Sales as reported declined by -7% YoY, as a consequence of contract reviews and reduced variable sales in certain large Managed Services Networks contracts. Sales in Managed Services IT showed good growth. Sales adjusted for comparable units and currency decreased by -3% YoY.

Sales as reported increased by 1% QoQ. Good growth in Managed Services IT and Network Design & Optimization more than offset a decline in Managed Services Networks. Sales adjusted for comparable units and currency decreased by -1% QoQ.

Gross margin

Reported gross margin declined to -12.1% (-1.0%) YoY, mainly due to write-down of assets of SEK -0.3 b. and increased restructuring charges of SEK -0.3 (-0.2) b. Sequentially, gross margin decreased from -7.4%.

Adjusted gross margin

Adjusted gross margin increased both YoY and QoQ driven by positive results of efficiency measures, reviewed and addressed contracts in Managed Services Networks as well as improvements in Managed Services IT and Network Design & Optimization.

The positive development was partly offset by negative development in contracts that are in the process of being exited, renegotiated or transformed.

Operating income

Reported operating income declined to SEK -1.3 (-0.5) b. YoY, due to lower gross margin, lower sales and increased operating expenses. Provisions and customer project adjustments of SEK -0.3 b. and write-down of assets of SEK -0.3 b. were made in the quarter. Restructuring charges were SEK -0.4 (-0.2) b.

Sequentially, reported operating income declined from SEK -0.8 b., mainly due to increased restructuring charges and increased operating expenses. However, temporary costs created significantly higher operating expenses than normal seasonality in Q4.

Adjusted operating income

Adjusted operating income decreased YoY, due to increased operating expenses.

Sequentially, adjusted operating income decreased, driven by seasonally higher operating expenses. In addition, temporary costs impacted operating expenses in Q4, creating a significantly higher than normal seasonality.

12      Ericsson  |  Fourth Quarter and Full-Year Report 2017

Strategy execution

As part of the focused business strategy, Managed Services has its full attention on turning the business around from the negative result in 2016, addressing low-performing operations and non-strategic contracts.

As presented at the 2017 Capital Markets Day, the ambition for Managed Services is to improve the operating margin to 4%-6% in 2020 from the Q4 2017 level of -5%. In order to focus the business and improve profitability, 42 managed services contracts (out of >300) have been identified for exit, renegotiation or transformation. During 2017, 23 of the 42 contracts have been completed, resulting in an annualized profit improvement of approximately SEK 0.5 b. going forward.

FULL-YEAR COMMENTS

Net sales

Sales as reported decreased by -11% YoY, mainly a result of the earlier communicated rescoped Managed Services Networks contract in North America. In addition, sales were negatively impacted by completion of 23 contracts, out of the 42 identified to be exited, renegotiated or transformed. Sales in Managed Services IT showed good growth.

Sales adjusted for comparable units and currency decreased by -11% YoY.

Gross margin

Gross margin was negatively affected by provisions and customer project adjustments as well as an asset write-down made in the year. In addition, gross margin was negatively impacted by lower sales and negative development in contracts identified to be exited, renegotiated or transformed.

Operating income

Operating income decreased to SEK -4.3 b. (-0.5 b.) due to lower sales, reduced gross margin and increased operating expenses. Restructuring charges amounted to SEK -0.7 b. (-0.4 b.).

13      Ericsson  |  Fourth Quarter and Full-Year Report 2017

OTHER (INCLUDES MEDIA SOLUTIONS, RED BEE MEDIA, ICONECTIV AND EMERGING BUSINESS)

REPORTED SEK b.	Q4 2017	Q4 2016	YoY change	Q3 2017	QoQ change	Full-year 2017	Full-year 2016
Net sales	2.0	2.4	-18%	2.0	-3%	7.9	8.8
Sales growth adjusted for comparable units and currency	—	—	-14%	—	-6%	-11%	—
Gross income	0.3	0.3	-13%	0.4	-21%	1.4	2.1
Gross margin (%)	14.4%	13.6%	—	17.6%	—	17.5%	24.1%
Operating income	-7.6	-1.2	—	-1.5	—	-13.8	-4.1
Operating margin (%)	—	-50.3%	—	-75.9%	—	-176%	-46.5%
Restructuring charges	-0.1	-0.4	-75%	-0.2	-50%	-0.5	-0.6

Q4 2017 RECONCILIATION OF REPORTED NUMBERS TO ADJUSTED NUMBERS SEK b.	Q4 2017 reported	Restructuring charges	Asset write- downs	Provisions and customer project adjustments	Q4 2017 adjusted
Net sales	2.0	—	—	—	2.0
Cost of sales	-1.7	0.1	0.4	—	-1.3
Gross income	0.3	0.1	0.4	—	0.7
Gross margin (%)	14.4%	—	—	—	35.9%
Operating income	-7.6	0.1	6.8	—	-0.8
Operating margin (%)	-389.1%	—	—	—	-39.9%

ADJUSTED SEK b.	Q4 2017 adjusted	Q4 2016 excl. restr.	YoY change	Q3 2017 adjusted	QoQ change
Net sales	2.0	2.4	-18%	2.0	-3%
Gross income	0.7	0.5	57%	0.4	72%
Gross margin (%)	35.9%	18.8%	—	20.2%	—
Operating income	-0.8	-0.8	-1%	-1.3	-41%
Operating margin (%)	-39.9%	-33.0%	—	-65.6%	—

FOURTH QUARTER COMMENTS

Restructuring charges, asset write-downs as well as provisions and customer project adjustments had a significant negative impact on the reported Q4 2017 results. Numbers excluding these items are referred to in the text as “adjusted”.

Net sales

Sales as reported declined by -18% YoY, with a continued sales decline in legacy products in Media Solutions. The decline was partly offset by growth in Emerging Business, where particularly IoT platforms showed strong growth YoY. The iconectiv business continued to show sales growth while Red Bee Media (Broadcast and Media Services) sales were stable. Sales adjusted for comparable units and currency decreased by -14% YoY.

Sales as reported declined by -3% QoQ, due to lower sales in Emerging Business. There is good traction for the Unified Delivery Network (UDN) solution, with a strong pipeline of new customers. In IoT, there is strong customer interest in the Device Connectivity Platform where sales can be volatile between quarters, depending on timing of customer deployment activities.

Sales adjusted for comparable units and currency decreased by -6% QoQ.

Gross margin

Reported gross margin increased slightly YoY. Write-down of assets related to Red Bee Media of SEK -0.3 b. was more than offset by a higher share of software sales in Media Solutions, reduced costs in both Media Solutions and Red Bee Media and by lower restructuring charges.

Reported gross margin declined QoQ, due to the write-down of assets in Red Bee Media. The decline was partly offset by improved gross margin in Media Solutions, driven by reduced costs and a higher share of software sales.

Adjusted gross margin

Adjusted gross margin improved YoY, driven by a higher share of software sales in Media Solutions and by reduced costs in both Media Solutions and Red Bee Media.

Adjusted gross margin improved QoQ, driven by reduced costs and a higher share of software sales in Media Solutions.

Operating income

Reported operating income declined YoY, due to SEK -6.8 b. in write-down of assets. Restructuring charges were SEK -0.1 (-0.4) b. Excluding write-down of assets and restructuring charges, operating income was stable YoY. Effects of improved gross margin were offset by lower sales and increased operating expenses. Due to technology changes, there was a negative impact of higher amortized than capitalized development expenses of SEK -0.1 (0.2) b. YoY.

14      Ericsson  |  Fourth Quarter and Full-Year Report 2017

IMPACT FROM AMORTIZATION AND CAPITALIZATION OF DEVELOPMENT EXPENSES

SEK b.	Q4 2017	Q4 2016	Q3 2017	FY 2017	FY 2016
Cost of Sales	0.0	0.0	0.0	0.0	0.0
R&D expenses	-0.1	0.2	-0.1	-0.1	0.7

Total impact	-0.1	0.2	-0.1	-0.1	0.7

Reported operating income declined QoQ, due to SEK -6.8 b. in write-down of assets, mainly goodwill. Operating income, excluding write-down of assets and restructuring charges, improved by SEK 0.5 b. QoQ, driven by improved results in Media Solutions.

Adjusted operating income

Adjusted operating income was stable YoY. Improved gross margin was offset by lower sales and increased operating expenses. There was a negative impact of SEK -0.1 b. from higher amortized than capitalized development expenses. Operating expenses excluding this impact were stable YoY. Results improved in Media Solutions, iconectiv and Red Bee Media YoY, while results in Emerging Business, as planned, was negatively impacted by increased investments.

Full-year adjusted operating income for Red Bee Media was SEK -0.3 b., excluding corporate allocations. Though still negative, the Q4 2017 adjusted operating income, excluding corporate allocations for Red Bee Media, was significantly improved YoY, driven by cost reductions and efficiency improvements.

Adjusted operating income improved by SEK 0.5 b. QoQ, driven by stronger results in Media Solutions.

Strategy execution

A profit improvement program for the Media Solutions portfolio has been carried out during the year, while at the same time investments have been made in the product offering. Together, this has significantly improved operating performance, thereby also improving the strategic flexibility. The outcome of the strategic review is to partner with One Equity Partners (OEP) to further develop the Media Solutions business through retaining a 49% ownership stake. This allows Ericsson to capture the upside of the business while at the same time taking active part in the expected consolidation of the industry.

In addition, the company has decided to keep Red Bee Media (former Broadcast and Media Services) as the bids received did not reflect the value of the business. Red Bee Media will be further developed as an independent entity within Ericsson, building on the improved operations.

FULL-YEAR COMMENTS

Net sales

Sales as reported decreased by -11% YoY, due to lower sales in Media Solutions, where sales of legacy products and related services declined. Red Bee Media sales declined by -8% YoY, due to renegotiations and scope changes of contracts. The decline was partly offset by growth in Emerging Business and iconectiv.

Sales adjusted for comparable units and currency decreased by -11% YoY.

Gross margin

Gross margin declined, mainly due to write-down of assets of SEK -0.4 b. Gross margin excluding asset write-downs was stable YoY.

Operating income

Operating income declined, mainly due to write-down of assets of SEK -8.5 b. Operating income excluding asset write-downs declined, mainly due to increased investments in Emerging Business, higher amortized than capitalized development expenses of SEK -0.8 b. and lower sales. The decline was partly offset by cost reductions in both Media Solutions and Red Bee Media.

15      Ericsson  |  Fourth Quarter and Full-Year Report 2017

CASH FLOW

SEK b.	Q4 2017	Q4 2016	Q3 2017	Full year 2017	Full year 2016
Net income reconciled to cash	-4.5	1.6	-1.9	-16.5	8.0
Changes in operating net assets	15.6	17.9	1.9	26.1	6.0
Cash flow from operating activities	11.2	19.4	0.0	9.6	14.0
Cash flow from investing activities	-3.8	-6.6	3.3	-16.1	-8.3
Cash flow from financing activities	2.1	-1.0	1.4	5.5	-11.7
Net change in cash and cash equivalents	9.7	12.6	4.8	-1.1	-3.3
Free cash flow: Cash flow from operating activities less net capital expenditures and other investments	10.1	14.3	-0.5	5.1	0.3
Cash conversion (%)	-249%	1247%	1%	-58%	175%

FOURTH QUARTER COMMENTS

Operating activities

Cash flow from operating activities was SEK 11.2 b., driven by good collection and reduction of inventories. Sale of trade receivables were significantly lower than the same period last year. Cash outlays related to restructuring charges were SEK -1.2 (-0.8) b. in the quarter.

Investing activities

Cash flow from investing activities was SEK -3.8 b. Cash flow from investing activities was impacted by investments and sale of property, plant and equipment with a net effect of SEK -0.2 b. Cash flow from capitalized development expenses amounted to SEK -0.1 b. – a significant reduction from SEK -1.3 b. a year earlier. The company received payment for the divested ICT center in Montreal of SEK 0.9 b. in the quarter.

Financing activities

Cash flow from financing activities was positive at SEK 2.1 b., driven by increased borrowings. In the quarter, Ericsson raised credits of USD 220 million from the Nordic Investment Bank (NIB) and USD 150 million from the Swedish Export Credit Corporation (SEK) of which USD 98 million replaced a credit with the NIB, which was set to mature in 2019.

Net cash was SEK 34.7 b. at the end of Q4 2017, compared with SEK 24.1 b. at the end of Q3 2017.

Free cash flow

Free cash flow was SEK 10.1 b.

Working capital KPIs, number of days	Jan-Dec 2017	Jan-Sep 2017	Jan-Jun 2017	Jan-Mar 2017	Jan-Dec 2016
Sales outstanding (target: <90)	101	112	114	117	95
Inventory (target: <65)	64	77	78	73	69
Payable (target: >60)	60	60	60	58	56

FULL-YEAR COMMENTS

Operating activities

Cash flow from operating activities was SEK 9.6 (14.0) b. The decline was due to lower income and increased cash outlays related to restructuring charges. The cash flow was supported by a reduction of operating assets through good collection and decreased inventory.

Cash outlays related to restructuring charges were SEK -5.3 (-2.4) b. during the year.

Investing activities

Cash flow from investing activities was impacted by investments and sale of property, plant and equipment with a net effect of SEK -2.9 (-5.6) b. In addition, product development decreased by SEK -1.4 (-4.5) b., due to reduced capitalization of product platform development following technology shifts. The cash flow was supported by the sale of Power Modules and the ICT center in Montreal.

Financing activities

Cash flow from financing activities was positive at SEK 5.5 (-11.7) b., due to increased net borrowings of SEK 8.6 b. Borrowings increased through issued Euro bonds as well as credits from Nordic Investment Bank (NIB) and the Swedish Export Credit Corporation (SEK). In addition, the company received a payment from Francisco Partners for a 16.7% ownership in Ericsson’s independent subsidiary iconectiv. Due to the structure of the investment, IFRS accounting standards stipulate that the main part of the USD 200 million should be treated as financing, i.e as borrowings and the corresponding cash flow as financing activities.

Dividends of SEK 3.4 (12.3) b. were paid out.

Free cash flow

The increased focus on free cash flow and release of working capital, in combination with low investing activities, resulted in a free cash flow of SEK 5.1 (0.3) b. The more even distribution of cash flow over the year and the amount of free cash flow mark a clear improvement over 2016. For the first time in five years, the full-year free cash flow exceeded dividend payout.

16      Ericsson  |  Fourth Quarter and Full-Year Report 2017

FINANCIAL POSITION

SEK b.	Dec 31 2017	Sep 30 2017	Jun 30 2017	Mar 31 2017	Dec 31 2016
+ Cash and cash equivalents	35.9	26.2	21.4	33.0	37.0
+ Interest-bearing securities, current	6.7	6.5	10.8	13.5	13.3
+ Interest-bearing securities, non-current	25.1	22.4	22.1	19.1	7.6
Gross cash	67.7	55.1	54.3	65.6	57.9
– Borrowings, current	2.5	3.0	3.2	9.5	8.0
– Borrowings, non-current	30.5	28.0	27.1	27.8	18.7
Net cash	34.7	24.1	24.0	28.3	31.2
Equity	100.2	115.7	123.8	126.8	140.5
Total assets	260.5	267.2	274.9	292.2	283.3
Capital turnover (times)	1.2	1.1	1.0	1.0	1.2
Return on capital employed (%)	-22.0%	-13.6%	-14.8%	-26.2%	3.2%
Equity ratio (%)	38.4%	43.3%	45.0%	43.4%	49.6%
Return on equity (%)	-29.4%	-17.1%	-18.1%	-32.8%	1.2%

FOURTH QUARTER COMMENTS

Gross cash increased by SEK 12.6 b. and net cash increased by SEK 10.6 b. in the quarter. Gross cash was SEK 67.7 b. and net cash was SEK 34.7 b.

Post-employments benefits were SEK 25.0 b. compared with SEK 26.5 b. on Sep 30, 2017. The decrease was mainly due to the update of all assumptions and, as a result, the duration of the liabilities decreased.

In the quarter, Moody’s downgraded Ericsson’s long-term rating from Ba1 with stable outlook to Ba2 with negative outlook.

Ericsson raised credits of USD 220 million from the Nordic Investment Bank (NIB) and USD 150 million from the Swedish Export Credit Corporation (SEK) in the quarter. The credit agreements will mature in 2023 and 2025 respectively, and extend Ericsson’s debt maturity profile. Of these new funds, USD 98 million replaced a credit with NIB that was set to mature in 2019. In addition to strengthening Ericsson’s balance sheet and financial flexibility, these new funds support R&D activities in further developing 5G and other mobile innovations.

Debt maturity profile, Parent Company

SEK b.

FULL-YEAR COMMENTS

Gross cash increased to SEK 67.7 (57.9) b. and net cash increased to SEK 34.7 (31.2) b.

Post-employments benefits increased by SEK 1.3 b., due to decreased discount rates.

The average maturity of long-term borrowings as of Dec 31, 2017, was 4.4 years, compared with 3.8 years 12 months earlier.

Ericsson has an unutilized Revolving Credit Facility of USD 2.0 b. The facility will expire in 2022.

In 2017, Ericsson concluded the following financing activities to strengthen the balance sheet and extend the average debt maturity profile:

- In Q1, issue of one EUR 500 million 4-year bond

- In Q1, issue of one EUR 500 million 7-year bond

- In Q2, repayment of one EUR 500 million bond at maturity date.

- In Q3 the company received a USD 200 million payment relating to Francisco Partners’ investments for a 16.7% ownership in Ericsson’s independent subsidiary iconectiv. Due to the structure of the investment, IFRS accounting standards stipulate that the main part of the USD 200 million should be treated as borrowings, non-current.

- In Q4, Ericsson raised USD 220 million from the Nordic Investment Bank (NIB) and USD 150 million from the Swedish Export Credit Corporation (SEK). The credit agreements mature in 2023 and 2025 respectively. Of these new funds, USD 98 million replaced a credit with NIB that was set to mature in 2019.

In 2017, Standard & Poor’s downgraded Ericsson’s long-term rating from BBB with negative outlook to BB+ with stable outlook. Moody’s downgraded Ericsson’s long-term rating from Baa3 with negative outlook to Ba2 with negative outlook.

17      Ericsson  |  Fourth Quarter and Full-Year Report 2017

PARENT COMPANY

Income after financial items was SEK -2.0 (15.6) b. The decrease was mainly due to lower recognized dividends from subsidiaries of SEK 7.2 (14.2) b. and impairment of investments in subsidiaries of SEK 9.0 (0.1) b.

At the end of the quarter, gross cash: cash, cash equivalents, short-term investments, and interest-bearing securities non-current, amounted to SEK 50.3 (42.9) b.

The Parent Company has during the quarter recognized dividends from subsidiaries of SEK 5.2 b.

For full-year 2017, the Parent Company recognized dividends from subsidiaries of SEK 7.2 (14.2) b.

In December, Ericsson raised USD 220 million from the Nordic Investment Bank (NIB) and USD 150 million from Swedish Export Credit Corporation (SEK). The credit agreements mature in 2023 and 2025 respectively, and extended Ericsson’s debt maturity profile. Of these new funds, USD 98 million replaced a credit with NIB that was set to mature in 2019. In addition to strengthening Ericsson’s balance sheet and financial flexibility, these new funds support R&D activities to further develop 5G and other mobile innovations.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 4,192,817 shares from treasury stock were sold or distributed to employees during the fourth quarter. The holding of treasury stock on December 31, 2017, was 50,265,499 Class B shares.

IFRS 9, “Financial instruments”, is effective as from January 1, 2018. The complete version of IFRS 9 replaces most of the guidance in IAS 39, which is applied in the current reporting period ended December 31, 2017. The financial effect of IFRS 9 will be presented in the Annual Report.

18      Ericsson  |  Fourth Quarter and Full-Year Report 2017

DIVIDEND, AGM

AND ANNUAL REPORT

Dividend proposal

The Board of Directors will propose to the Annual General Meeting to resolve on a dividend of SEK 1.00 (1.00) per share, representing some SEK 3.3 (3.3) b., and April 3, 2018, as the record date for payment of dividend. The dividend reflects this year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.

Ericsson Annual General Meeting

The Annual General Meeting of shareholders will be held on March 28, 2018, 15.00 (CET) at Kistamässan, Stockholm, Sweden.

Annual Report

The annual report will be made available on the Ericsson web-site www.ericsson.com and at the Ericsson headquarters, Torshamnsgatan 21, Kista, Stockholm, Sweden, in the first week of March.

19      Ericsson  |  Fourth Quarter and Full-Year Report 2017

OTHER INFORMATION

Changes to Ericsson’s Executive Team

On November 7, 2017, Ericsson’s Board of Directors appointed Fredrik Jejdling as Executive Vice President of Ericsson, effective November 7, 2017. This appointment is made in addition to his current role as Head of Business Area Networks and member of the Ericsson Executive Team. The company also announced that Jan Frykhammar and Magnus Mandersson, both Executive Vice Presidents and advisors to the CEO, would leave their roles as Executive Vice Presidents and the Ericsson Executive Team, effective November 7, 2017. Magnus Mandersson left the company at year-end 2017 after leaving his position as chairman of Red Bee Media. Jan Frykhammar will leave the company at the end of Q1 2018.

Capital Markets Day 2017

On November 8, 2017, Ericsson held its Capital Markets Day, giving an overview of its focused business strategy and deep dives in execution in all business segments. Further, the presentations included updates on company strategy, progress in strategy execution and planning assumptions going forward.

Restated segment financials and impairment testing

On December 8, 2017, Ericsson announced the company’s new segment structure, to be effective in the financial reporting as of the fourth quarter 2017. To facilitate year-on-year comparisons, restated financials for full-year 2015, each quarter of 2016 and the three first quarters of 2017 were to be disclosed. Following the restated financials, goodwill re-allocation and impairment testing would begin and be completed in the Q4 closing.

20      Ericsson  |  Fourth Quarter and Full-Year Report 2017

RISK FACTORS

Ericsson’s operational and financial risk factors and uncertainties are described in our Annual Report 2016.

Risk factors and uncertainties in focus short term for the Parent Company and the Ericsson Group include, but are not limited to:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing

•	Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs

•	Effects on gross margins of the business mix in the Networks and Digital Services segments including new network build-outs and new managed services or digital transformation deals with initial transition costs

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence

•	New and ongoing partnerships which may not be successful and expose us to future costs

•	Changes in foreign exchange rates, in particular USD

•	Political unrest and uncertainty in certain markets

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms
•	No guarantees that strategy execution, specific restructuring or cost-savings initiatives, profitability restoring efforts and/or organizational changes will be sufficient, successful or executed in time to deliver any improvements in earnings

•	Cybersecurity incidents, which may have a material negative impact.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargoes applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct and has a dedicated anti-corruption program. However, in some of the countries where the company operates, corruption risks can be high and compliance failure could have a material adverse impact on our business, financial condition and brand.

Stockholm, January 31, 2018

Telefonaktiebolaget LM Ericsson

Board of Directors

Date for next report: April 20, 2018

21      Ericsson  |  Fourth Quarter and Full-Year Report 2017

AUDITORS’ REVIEW REPORT

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ) as of December 31, 2017, and the twelve months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the interim financial report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, January 31, 2018

PricewaterhouseCoopers AB

Bo Hjalmarsson

Authorized Public Accountant

Auditor in Charge

Johan Engstam

Authorized Public Accountant

22      Ericsson  |  Fourth Quarter and Full-Year Report 2017

EDITOR’S NOTE

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), January 31, 2018. A conference call for media, investors and analysts will begin at 14.00 (CET).

Live webcasts of the press conference and conference call as well as supporting slides will be available at:

www. ericsson.com/press and

www. ericsson.com/investors

Video material will be published during the day on www.ericsson.com/press

Replay of the conference call will be available approximately one hour after the call has ended and will remain available for seven days.

For further information, please contact:

Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,
Head of Investor Relations
Phone:	+46 10 714 64 49, +46 70 575 29 06
E-mail:	peter.nyquist@ericsson.com

Stefan Jelvin, Director,
Investor Relations
Phone:	+46 10 714 20 39, +46 70 986 02 27
E-mail:	stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,
Investor Relations
Phone:	+46 10 713 39 28, +46 73 082 59 28
E-mail:	asa.konnbjer@ericsson.com

Rikard Tunedal, Director,
Investor Relations
Phone:	+46 10 714 54 00, +46 761 005 400
E-mail:	rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,
Head of External Communications
Phone:	+46 10 719 97 27, +46 73 024 48 73
E-mail:	media.relations@ericsson.com

Corporate Communications
Phone:	+46 10 719 69 92
E-mail:	media.relations@ericsson.com

23      Ericsson  |  Fourth Quarter and Full-Year Report 2017

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include but are not limited to the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2016.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

24      Ericsson  |  Fourth Quarter and Full-Year Report 2017

FINANCIAL STATEMENTS AND

OTHER INFORMATION

25      Ericsson  |  Fourth Quarter and Full-Year Report 2017

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	Oct–Dec				Jan-Dec
SEK million	2017		2016	Change	2017		2016	Change

Net sales	57,199		65,215	-12%	201,303		222,608	-10%
Cost of sales	-45,160		-48,195	-6%	-156,758		-156,243	0%

Gross income	12,039		17,020	-29%	44,545		66,365	-33%
Gross margin (%)	21.0%		26.1%		22.1%		29.8%

Research and development expenses	-9,934		-8,890	12%	-37,887		-31,635	20%
Selling and administrative expenses	-8,929		-8,799	1%	-32,676		-28,866	13%

Operating expenses	-18,863		-17,689	7%	-70,563		-60,501	17%
Other operating income and expenses	-12,927	1)	364		-12,132	1)	404
Shares in earnings of JV and associated companies	–5		25		24		31

Operating income	-19,756		-280		-38,126		6,299

Financial income	-122		61		-361		-115
Financial expenses	-395		-744		-843		-2,158

Income after financial items	-20,273		-963		-39,330		4,026

Taxes	1,409		-634		4,267		-2,131

Net income	-18,864		-1,597		-35,063		1,895

Net income attributable to:
Stockholders of the Parent Company	-18,847		-1,604		-35,206		1,716
Non-controlling interests	-17		7		143		179

Other information
Average number of shares, basic (million)	3,283		3,268		3,277		3,263
Earnings per share, basic (SEK) 2)	-5.75		-0.49		-10.74		0.53
Earnings per share, diluted (SEK) 2)	-5.68		-0.48		-10.61		0.52

1)	Includes write-down of goodwill of SEK -13.0 billion.
2)	Based on Net income attributable to stockholders of the Parent Company.

STATEMENT OF COMPREHENSIVE INCOME

	Oct–Dec		Jan–Dec
SEK million	2017	2016	2017	2016

Net income	-18,864	-1,597	-35,063	1,895

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	2,616	8,024	970	-1,766
Tax on items that will not be reclassified to profit or loss	-764	-1,886	-547	520

Items that may be reclassified to profit or loss
Available-for-sale financial assets
Gains/losses arising during the period	-10	-7	68	-7
Reclassification adjustments on gains/losses included in profit or loss	0	—	5	—
Revaluation of other investments in shares and participations
Fair value remeasurement	102	2	99	–2
Changes in cumulative translation adjustments	1,144	1,867	-3,378	4,235
Share of other comprehensive income on JV and associated companies	7	-7	0	-362
Tax on items that may be reclassified to profit or loss	1	1	-16	1

Total other comprehensive income, net of tax	3,096	7,994	-2,799	2,619

Total comprehensive income	-15,768	6,397	-37,862	4,514

Total comprehensive income attributable to:
Stockholders of the Parent Company	-15,790	6,406	-37,987	4,285
Non-controlling interest	22	-9	125	229

26      Ericsson  |  Fourth Quarter and Full-Year Report 2017

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2017	Sep 30 2017	Dec 31 2016

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	4,593	5,337	8,076
Goodwill	27,815	40,200	43,387
Intellectual property rights, brands and other intangible assets	4,148	4,776	7,747

Property, plant and equipment	12,857	13,884	16,734

Financial assets
Equity in JV and associated companies	624	627	775
Other investments in shares and participations	1,279	1,192	1,179
Customer finance, non-current	2,178	1,993	2,128
Interest-bearing securities, non-current	25,105	22,405	7,586
Other financial assets, non-current	5,897	5,063	4,442

Deferred tax assets	21,228	19,275	15,522

	105,724	114,752	107,576

Current assets
Inventories	24,960	32,758	30,307

Trade receivables	63,210	59,802	68,117
Customer finance, current	1,753	1,961	2,625
Other current receivables	22,300	25,231	24,431

Interest-bearing securities, current	6,713	6,526	13,325
Cash and cash equivalents	35,884	26,210	36,966

	154,820	152,488	175,771

Total assets	260,544	267,240	283,347

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	99,540	115,072	139,817
Non-controlling interest in equity of subsidiaries	636	615	675

	100,176	115,687	140,492

Non–current liabilities
Post-employment benefits	25,009	26,534	23,723
Provisions, non-current	3,596	3,930	946
Deferred tax liabilities	901	1,736	2,147
Borrowings, non-current	30,500	28,039	18,653
Other non-current liabilities	2,776	2,563	2,621

	62,782	62,802	48,090

Current liabilities
Provisions, current	6,350	5,646	5,411
Borrowings, current	2,545	3,004	8,033
Trade payables	26,321	23,560	25,318
Other current liabilities	62,370	56,541	56,003

	97,586	88,751	94,765

Total equity and liabilities	260,544	267,240	283,347

Of which interest-bearing liabilities	33,045	31,043	26,686

Assets pledged as collateral	5,215	5,215	2,584
Contingent liabilities	1,561	1,547	1,186

27      Ericsson  |  Fourth Quarter and Full-Year Report 2017

CONSOLIDATED STATEMENT OF CASH FLOWS

	Oct-Dec		Jan-Dec
SEK million	2017	2016	2017	2016

Operating activities
Net income	-18,864	-1,597	-35,063	1,895
Adjustments to reconcile net income to cash
Taxes	-1,908	-300	-9,805	-6,200
Earnings/dividends in JV and associated companies	-2	-21	56	58
Depreciation, amortization and impairment losses	16,118	2,610	27,892	9,119
Other	179	865	440	3,135

Net income reconciled to cash	-4,477	1,557	-16,480	8,007

Changes in operating net assets
Inventories	8,144	4,286	3,995	-613
Customer finance, current and non-current	36	-106	798	-950
Trade receivables	-2,591	3,713	1,380	5,933
Trade payables	2,565	3,306	2,413	2,775
Provisions and post-employment benefits	417	2,772	4,785	3,106
Other operating assets and liabilities, net	7,065	3,884	12,710	-4,248

	15,636	17,855	26,081	6,003

Cash flow from operating activities	11,159	19,412	9,601	14,010

Investing activities
Investments in property, plant and equipment	-1,105	-1,699	-3,877	6,129
Sales of property, plant and equipment	898	277	1,016	482
Acquisitions/divestments of subsidiaries and other operations, net	-107	-50	276	-622
Product development	-138	-1,291	-1,444	-4,483
Other investing activities	-573	-2,341	-463	-3,004
Interest-bearing securities	-2,772	-1,505	-11,578	5,473

Cash flow from investing activities	-3,797	-6,609	-16,070	-8,283

Cash flow before financing activities	7,362	12,803	-6,469	5,727

Financing activities
Dividends paid	-1	—	-3,424	-12,263
Other financing activities	2,073	-1,039	8,902	521

Cash flow from financing activities	2,072	-1,039	5,478	-11,742

Effect of exchange rate changes on cash	240	801	-91	2,757

Net change in cash and cash equivalents	9,674	12,565	-1,082	-3,258

Cash and cash equivalents, beginning of period	26,210	24,401	36,966	40,224

Cash and cash equivalents, end of period	35,884	36,966	35,884	36,966

28      Ericsson  |  Fourth Quarter and Full-Year Report 2017

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY

	Jan-Dec
SEK million	2017	2016

Opening balance	140,492	147,366
Total comprehensive income	-37,862	4,514
Sale/repurchase of own shares	-5	-216
Stock issue (net)	15	131
Stock purchase plan	885	957
Dividends paid	-3,424	-12,263
Transactions with non-controlling interests	75	3

Closing balance	100,176	140,492

CONSOLIDATED INCOME STATEMENT

- ISOLATED QUARTERS

	2017					2016
Isolated quarters, SEK million	Q4		Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	57,199		47,796	49,939	46,369	65,215	51,076	54,108	52,209
Cost of sales	-45,160		-35,661	-36,006	-39,931	-48,195	-36,616	-36,613	-34,819

Gross income	12,039		12,135	13,933	6,438	17,020	14,460	17,495	17,390
Gross margin (%)	21.0%		25.4%	27,9%	13.9%	26.1%	28.3%	32.3%	33.3%

Research and development expenses	-9,934		-10,520	-8,365	-9,068	-8,890	-7,855	-7,405	-7,485
Selling and administrative expenses	-8,929		-6,834	-7,052	-9,861	-8,799	-6,238	-7,109	-6,720

Operating expenses	-18,863		-17,354	-15,417	-18,929	-17,689	-14,093	-14,514	-14,205

Other operating income and expenses	-12,927	1)	415	239	141	364	-3	-230	273
Shares in earnings of JV and associated companies	-5		6	12	11	25	-23	12	17

Operating income	-19,756		-4,798	-1,233	-12,339	-280	341	2,763	3,475

Financial income	-122		-135	-22	-82	61	-226	139	-89
Financial expenses	-395		-181	83	-350	-744	-371	-666	-377

Income after financial items	-20,273		-5,114	-1,172	-12,771	-963	-256	2,236	3,009

Taxes	1,409		766	176	1,916	-634	76	-670	-903

Net income	-18,864		-4,348	-996	-10,855	-1,597	-180	1,566	2,106

Net income attributable to:
Stockholders of the Parent Company	-18,847		-4,452	-1,010	-10,897	-1,604	-233	1,587	1,966
Non-controlling interests	-17		104	14	42	7	53	-21	140

Other information
Average number of shares, basic (million)	3,283		3,279	3,275	3,272	3,268	3,264	3,261	3,258
Earnings per share, basic (SEK) 2)	-5.75		-1.35	-0.31	-3.33	-0.49	-0.07	0.49	0.60
Earnings per share, diluted (SEK) 2)	-5.68		-1.34	-0.30	-3.29	-0.48	-0.07	0.48	0.60

1)	Includes write-down of goodwill of SEK -13.0 billion.
2)	Based on Net income attributable to stockholders of the Parent Company.

29      Ericsson  |  Fourth Quarter and Full-Year Report 2017

CONSOLIDATED STATEMENT

OF CASH FLOWS – ISOLATED QUARTERS

	2017				2016
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating activities
Net income	-18,864	-4,348	-996	-10,855	-1,597	-180	1,566	2,106
Adjustments to reconcile net income to cash
Taxes	-1,908	-1,574	-1,978	-4,345	-300	-1,282	-3,410	-1,208
Earnings/dividends in JV and associated companies	-2	73	-8	-7	-21	22	73	-16
Depreciation, amortization and impairment losses	16,118	4,146	2,197	5,431	2,610	2,308	2,104	2,097
Other	179	-218	-48	527	865	630	988	652

Net income reconciled to cash	-4,477	-1,921	-833	-9,249	1,557	1,498	1,321	3,631

Changes in operating net assets
Inventories	8,144	582	-1,146	-3,585	4,286	980	-1,667	-4,212
Customer finance, current and non-current	36	456	1,140	-834	-106	223	-816	-251
Trade receivables	-2,591	1,124	450	2,397	3,713	-624	-564	3,408
Trade payables	2,565	-819	41	626	3,306	-2,371	2,457	-617
Provisions and post-employment benefits	417	-601	324	4,645	2,772	130	218	-14
Other operating assets and liabilities, net	7,065	1,161	25	4,459	3,884	-2,153	-1,662	-4,317

	15,636	1,903	834	7,708	17,855	-3,815	-2,034	-6,003

Cash flow from operating activities	11,159	-18	1	-1,541	19,412	-2,317	-713	-2,372

Investing activities
Investments in property, plant and equipment	-1,105	-739	-1,018	-1,015	-1,699	-1,384	-1,572	-1,474
Sales of property, plant and equipment	898	12	37	69	277	111	50	44
Acquisitions/divestments of subsidiaries and other operations, net	-107	371	9	3	-50	16	-480	-108
Product development	-138	-126	-315	-865	-1,291	-885	-1,099	-1,208
Other investing activities	-573	42	-42	110	-2,341	-508	-890	735
Interest-bearing securities	-2,772	3,756	-676	-11,886	-1,505	610	5,355	1,013

Cash flow from investing activities	-3,797	3,316	-2,005	-13,584	-6,609	-2,040	1,364	-998

Cash flow before financing activities	7,362	3,298	-2,004	-15,125	12,803	-4,357	651	-3,370

Financing activities
Dividends paid	-1	-145	-3,274	-4	—	-163	-12,067	-33
Other financing activities	2,073	1,563	-5,636	10,902	-1,039	-1,295	2,761	94

Cash flow from financing activities	2,072	1,418	-8,910	10,898	-1,039	-1,458	-9,306	61

Effect of exchange rate changes on cash	240	48	-594	215	801	1,285	1,652	-981

Net change in cash and cash equivalents	9,674	4,764	-11,508	-4,012	12,565	-4,530	-7,003	-4,290

Cash and cash equivalents, beginning of period	26,210	21,446	32,954	36,966	24,401	28,931	35,934	40,224

Cash and cash equivalents, end of period	35,884	26,210	21,446	32,954	36,966	24,401	28,931	35,934

30      Ericsson  |  Fourth Quarter and Full-Year Report 2017

PARENT COMPANY INCOME STATEMENT

	Oct-Dec		Jan-Dec
SEK million	2017	2016	2017	2016

Net sales	—	—	—	—
Cost of sales	—	—	—	—

Gross income	—	—	—	—

Operating expenses	-434	-457	-1,294	-1,185
Other operating income and expenses	-131	838	1,616	2,698

Operating income	-565	381	322	1,513

Financial net	-4,050	1,079	-2,297	14,039

Income after financial items	-4,615	1,460	-1,975	15,552

Transfers to (–) / from untaxed reserves	-120	-1,100	-120	-1,100
Taxes	95	43	-53	-206

Net income	-4,640	403	-2,148	14,246

PARENT COMPANY STATEMENT

OF COMPREHENSIVE INCOME

	Oct-Dec		Jan-Dec
SEK million	2017	2016	2017	2016

Net income	-4,640	403	-2,148	14,246

Available-for-sale financial assets
Gains/losses arising during the period	-10	-7	68	-7
Reclassification adjustments on gains/losses included in profit or loss	—	—	5	—
Revaluation of other investments in shares and participations
Fair value remeasurement	102	—	102	-5
Tax on items that may be reclassified to profit or loss	4	—	-14	—

Total other comprehensive income, net of tax	96	-7	161	-12

Total comprehensive income	-4,544	396	-1,987	14,234

31      Ericsson  |  Fourth Quarter and Full-Year Report 2017

PARENT COMPANY BALANCE SHEET

SEK million	Dec 31 2017	Dec 31 2016

ASSETS
Fixed assets
Intangible assets	329	547
Tangible assets	346	396
Financial assets*	119,896	111,981

	120,571	112,924
Current assets
Inventories	1	3
Receivables	41,173	38,476
Short-term investments	6,446	12,991
Cash and cash equivalents	18,715	22,311

	66,335	73,781

Total assets	186,906	186,705

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,164	48,148
Non-restricted equity	39,578	44,753

	87,742	92,901

Provisions	602	885

Non-current liabilities	60,623	50,428

Current liabilities	37,939	42,491

Total stockholders’ equity, provisions and liabilities	186,906	186,705

* Of which interest-bearing securities, non-current	25,105	7,586

32      Ericsson  |  Fourth Quarter and Full-Year Report 2017

ADDITIONAL INFORMATION

ACCOUNTING POLICIES

THE GROUP

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2016, and should be read in conjunction with that annual report.

New or amended standards and interpretations applicable from January 1, 2017

There is no significant difference between IFRS effective as per December 31, 2017 and IFRS as endorsed by the EU.

None of the new or amended standards and interpretations that became effective January 1, 2017, have had a significant impact on the financial result or position of the Company.

Alternative Performance Measures (APM)

Free cash flow has been added as an Alternative Performance Measure (APM). Free cash flow represents the cash generated by operations less net capital expenditures and other investments. Free cash flow can be used to expand the business, pay dividends and reduce debt. Free cash flow is reconciled to IFRS measures, see APMs at the end of the report.

IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS, AND IFRS 9, FINANCIAL INSTRUMENTS

IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments” are effective from January 1, 2018.

The following table illustrates the estimated impact of the implementation of IFRS 9 and IFRS 15 on Equity and other balance sheet items at the transition date of January 1, 2018. IFRS 15 will be applied on a full retrospective basis which means that the comparative financial statements will be restated. IFRS 9 will be applied at January 1, 2018 which means that the opening balances at January 1, 2018 will be adjusted, but the previous periods will not be restated.

ESTIMATED IMPACT OF IFRS 9 AND IFRS 15 ON

BALANCE SHEET ITEMS

SEK billion	As reported Dec 31, 2017	IFRS 15 restatement	Restated balance Dec 31, 2017	IFRS 9 adjustment	Adjusted balance Jan 1, 2018

Assets

Non-current assets
Deferred tax assets	21.2	0.8	22.0	0.4	22.4

Current assets
Inventories	25.0	0.7	25.7	—	25.7
Contract assets	—	13.1	13.1	—	13.1
Trade receivables	63.2	-15.1	48.1	-1.2	46.9

Equity and liabilities

Equity	100.2	-2.7	97.5	-1.4	96.1

Non-current liabilities
Borrowings, non-current	30.5	—	30.5	0.6	31.1

Current liabilities
Contract liabilities	—	22.4	22.4	—	22.4
Other current liabilities	54.5	-20.2	34.3	—	34.3

33      Ericsson  |  Fourth Quarter and Full-Year Report 2017

IFRS 15 - REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 replaces guidance in IAS 18 and IAS 11. This standard establishes a new principle-based model of recognizing revenue from customer contracts. It introduces a five-step model that requires revenue to be recognized when control over goods and services are transferred to the customer. The Company will adopt the full retrospective method for transition which requires restatement of prior year comparatives and adjustment to equity in the earliest presented comparative period, i.e. January 1, 2016 (‘initial application date’). The Company has completed its assessment of the impact of IFRS 15 to its financial statements for all relevant comparative periods. Additional processes were implemented as part of the quantification exercise to accurately identify material transition impact, thus enabling it to be disclosed as part of the financial reporting process. The estimated impact of IFRS 15 is a net reduction to equity at transition date, January 1, 2018, of SEK 2.7 b. The main impacted areas are as follows:

Discount in a contract

The definition of a contract in IFRS 15 is stricter than standards effective prior to 2018 (previous standards) in that a contract exists only when enforceable rights and obligations are present. The majority of the Company’s business is conducted via frame agreements. Typically, a customer purchase order, together with a frame agreement, creates a firm enforceable commitment. The stricter definition of a contract affects how discounts are accounted for, as discounts shall be applied over the value and duration of a contract. Under the previous standards, the Company considers a broader interpretation of a contract from which it reasonably expects to derive benefit. For a business covered by frame agreement this may result in a longer timeframe for recognition of related discounts as future expected purchases are included in the assessment. The impact of IFRS 15 is that these discounts shall be recognized as a reduction in revenue earlier.

Customized solution contract

Under IFRS 15 revenue for customized solution contracts shall be recognized over time if certain criteria are met. These contracts relate to the construction of assets specifically customized for the customer and with no alternative use to the Company. IFRS 15 also requires the Company to have enforceable right to payment for performance completed to date. The Company recognized revenue under previous standards over the duration of these contracts based on defined delivery milestones. No significant changes are expected in the method of measuring progress of completion over the duration of the contract. However, the additional requirement under IFRS 15 will ensure that revenue is recognized for performance completed to date based on enforceable right to payment that exists at that point. The Company has identified ongoing contracts where revenue will be deferred as the performance completed to date is restricted under IFRS 15 to enforceable billing rights under the contracts.

Transfer of control for equipment

Under IFRS 15, revenue shall be recognized when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. For hardware sale, transfer of control is usually deemed to occur when equipment arrives at the customer site and for software sale, when the licences are made available to the customer. Contractual terms may vary, therefore judgment will be applied when assessing the indicators of transfer of control. The accounting treatment under previous standards focused on a risk and reward assessment. The Company has identified contracts where the transfer of control under IFRS 15 differs from the previous risk and reward assessment. The resulting impact is a delay in revenue recognition on these contracts.

Presentation of contract related balances

The new requirement for classification and presentation of contract related balances under IFRS 15 will result in a separate presentation of the contract asset and contract liability balances. At transition date, contract asset balance, estimated to be SEK 13.1 b. will be presented separately within current assets. Under previous standards these balances have been included within trade receivables as the accounting policy for 2017 states that trade receivables include amounts where risks and rewards have been transferred to the customer but not yet invoiced. Under IFRS 15, these balances will be presented as contract assets as the Company concluded that they relate to contract assets that are conditional on something other than the passage of time. At transition date, contract liability balance, estimated to be SEK 22.4 b. will be presented separately within current liabilities. Under previous standards these balances have been disclosed as deferred revenue within other current liabilities, and the Company concluded that they meet the definition of contract liability under IFRS 15.

The Company has considered the key areas impacted above and implemented the significant changes to the accounting principles, internal processes and internal controls framework to reflect the new revenue recognition model from January 1, 2018. The Company expects to use a number of estimates and judgments in determining the amount and timing of revenue under IFRS 15, particularly when determining the transaction price and its allocation to performance obligations identified under the contract. Transaction price may consist of variable elements such as performance related prices and contract penalties that are estimated at the commencement of the contract (and periodically thereafter). Judgment is used in the estimation process based on historical experience with the type of business and customer.

IFRS 15 also requires revenue to be allocated to each performance obligations by reference to their standalone selling prices. The Company considers that an adjusted market assessment approach should be used to estimate stand-alone selling prices for its products and services for the purposes of allocating transaction price. As the Company will adopt the full retrospective method for IFRS 15 implementation, the impact on equity (at initial application date of January 1, 2016) and on income statement (for years 2016 and 2017) is presented in the tables below:

34      Ericsson  |  Fourth Quarter and Full-Year Report 2017

IFRS 15 - ESTIMATED IMPACT ON EQUITY

SEK billion	As reported	Impact of IFRS 15	Restated

Dec. 31, 2015	147.4	-4.4	143.0
Dec. 31, 2016	140.5	-5.2	135.3

IFRS 15 - ESTIMATED IMPACT ON INCOME

STATEMENT ITEMS

SEK billion	As reported	Impact of IFRS 15	Restated

2017

Net sales	201.3	3.8	205.1
Cost of sales	-156.8	-0.6	-157.3
Gross income	44.5	3.3	47.8
Operating income	-38.1	3.3	-34.9
Taxes	4.3	-0.7	3.6
Net income	-35.1	2.5	-32.5

2016

Net sales	222.6	-2.3	220.3
Cost of sales	-156.2	1.2	-155.1
Gross income	66.4	-1.1	65.2
Operating income	6.3	-1.1	5.2
Taxes	-2.1	0.2	-1.9
Net income	1.9	-0.9	1.0

IFRS 9 - FINANCIAL INSTRUMENTS

The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 updates the classification, measurement and impairment of financial assets as well as provides new requirements for hedge accounting. The Company will apply IFRS 9 retrospectively on the required effective date, January 1, 2018, and will not restate comparative information. The transition to IFRS 9 is estimated to reduce equity by SEK 1.4 b. on January 1, 2018. The main impact from adopting IFRS 9 will be that impairment losses for trade receivables and contract assets will be calculated based on lifetime expected credit losses (ECL) instead of objective evidence that the Company will not be able to collect, as under the previous standards. This does not represent a change in expected cash flows collected by the Company. Rather, this represents a change in the timing of the recognition of losses, which in most cases is earlier under IFRS 9 compared to the previous standards. At transition, the loss allowance for trade receivables is estimated to increase by SEK 1.2 b. The other changes from implementing IFRS 9 are as follows:

Investments in liquid bonds with low credit risk which are not held for trading were classified as available-for-sale under the previous standards. These instruments are held in a portfolio managed on a fair value basis and will therefore be classified fair value through profit or loss (FVTPL). There will be no change in the valuation of these assets.

Trade receivables are managed in a business model whose objective is achieved through both collection of contractual cash flows and selling of assets. Therefore, trade receivables will be classified as fair value through other comprehensive income (FVOCI).

Customer finance assets are managed in a business model with the objective to realize cash flows through the sale of assets. Therefore, customer finance will be classified FVTPL. There will be no change in the carrying value of these assets at transition.

Investments in equity instruments, which were classified available-for-sale under previous standards, will be classified as FVTPL with no impact on carrying value.

Notes, bonds, and loans issued by the Parent Company are managed on a fair value basis and will therefore be designated as FVTPL with changes in fair value due to changes in credit risk realized in OCI. As a result, the carrying value of borrowings is estimated to increase by SEK 0.6 b. Fair value hedge accounting will not be applied to any borrowings as from 2018.

35      Ericsson  |  Fourth Quarter and Full-Year Report 2017

NET SALES BY SEGMENT BY QUARTER*

	2017				2016
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	36,185	30,300	31,685	29,796	42,078	31,047	34,108	33,751
Of which Products	24,569	20,248	21,316	20,004	28,219	19,812	23,501	23,325
Of which Services	11,616	10,052	10,369	9,792	13,859	11,235	10,607	10,426
Digital Services	12,865	9,329	10,007	8,780	14,079	11,032	10,794	9,393
Of which Products	6,753	5,074	5,476	4,446	7,289	6,102	5,691	5,438
Of which Services	6,112	4,255	4,531	4,334	6,790	4,930	5,103	3,955
Managed Services	6,185	6,138	6,192	5,979	6,662	6,862	7,015	6,962
Other	1,964	2,029	2,055	1,814	2,396	2,135	2,191	2,103

Total	57,199	47,796	49,939	46,369	65,215	51,076	54,108	52,209

	2017				2016
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	19%	-4%	6%	-29%	36%	-9%	1%	—
Of which Products	21%	-5%	7%	-29%	42%	-16%	1%	—
Of which Services	16%	-3%	6%	-29%	23%	6%	2%	—
Digital Services	38%	-7%	14%	-38%	28%	2%	15%	—
Of which Products	33%	-7%	23%	-39%	19%	7%	5%	—
Of which Services	44%	-6%	5%	-36%	38%	-3%	29%	—
Managed Services	1%	-1%	4%	-10%	-3%	-2%	1%	—
Other	-3%	-1%	13%	-24%	12%	-3%	4%	—

Total	20%	-4%	8%	-29%	28%	-6%	4%	-29%

	2017				2016
Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-14%	-2%	-7%	-12%	—	—	—	—
Of which Products	-13%	2%	-9%	-14%	—	—	—	—
Of which Services	-16%	-11%	-2%	-6%	—	—	—	—
Digital Services	-9%	-15%	-7%	-7%	—	—	—	—
Of which Products	-7%	-17%	-4%	-18%	—	—	—	—
Of which Services	-10%	-14%	-11%	10%	—	—	—	—
Managed Services	-7%	-11%	-12%	-14%	—	—	—	—
Other	-18%	-5%	-6%	-14%	—	—	—	—

Total	-12%	-6%	-8%	-11%	-11%	-14%	-11%	-2%

	2017				2016
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	127,966	91,781	61,481	29,796	140,984	98,906	67,859	33,751
Of which Products	86,137	61,568	41,320	20,004	94,857	66,638	46,826	23,325
Of which Services	41,829	30,213	20,161	9,792	46,127	32,268	21,033	10,426
Digital Services	40,981	28,116	18,787	8,780	45,298	31,219	20,187	9,393
Of which Products	21,749	14,996	9,922	4,446	24,520	17,231	11,129	5,438
Of which Services	19,232	13,120	8,865	4,334	20,778	13,988	9,058	3,955
Managed Services	24,494	18,309	12,171	5,979	27,501	20,839	13,977	6,962
Other	7,862	5,898	3,869	1,814	8,825	6,429	4,294	2,103

Total	201,303	144,104	96,308	46,369	222,608	157,393	106,317	52,209

	2017				2016
Year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-9%	-7%	-9%	-12%	-11%	—	—	—
Of which Products	-9%	-8%	-12%	-14%	-13%	—	—	—
Of which Services	-9%	-6%	-4%	-6%	-6%	—	—	—
Digital Services	-10%	-10%	-7%	-7%	-8%	—	—	—
Of which Products	-11%	-13%	-11%	-18%	-15%	—	—	—
Of which Services	-7%	-6%	-2%	10%	2%	—	—	—
Managed Services	-11%	-12%	-13%	-14%	-10%	—	—	—
Other	-11%	-8%	-10%	-14%	-3%	—	—	—

Total	-10%	-8%	-9%	-11%	-10%	-9%	-7%	-2%

*	Net sales by segment has been restated for the first three quarters of 2017, each quarter of 2016 and for the full year 2015. Comparisons against isolated quarters in 2015 are not available by segment. Segment Other includes Emerging Business, iconectiv and Media.

36      Ericsson  |  Fourth Quarter and Full-Year Report 2017

SALES GROWTH ADJUSTED FOR COMPARABLE UNITS AND CURRENCY*

	2017				2016
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	17%	—	—	—	—	—	—	—
Digital Services	35%	—	—	—	—	—	—	—
Managed Services	-1%	—	—	—	—	—	—	—
Other	-6%	—	—	—	—	—	—	—

Total	17%	1%	9%	-29%	23%	-9%	6%	-28%

	2017				2016
Isolated quarter, year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-9%	—	—	—	—	—	—	—
Digital Services	-3%	—	—	—	—	—	—	—
Managed Services	-3%	—	—	—	—	—	—	—
Other	-14%	—	—	—	—	—	—	—

Total	-7%	-3%	-13%	-16%	-15%	-14%	-7%	-1%

	2017				2016
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-10%	—	—	—	—	—	—	—
Digital Services	-9%	—	—	—	—	—	—	—
Managed Services	-11%	—	—	—	—	—	—	—
Other	-11%	—	—	—	—	—	—	—

Total	-10%	-11%	-15%	-16%	-10%	-8%	-4%	-1%

*	Sales growth adjusted for comparable units and currency has not been restated by segment for the first three quarters of 2017 and quarters in 2016.

GROSS INCOME AND GROSS MARGIN BY SEGMENT BY QUARTER

Isolated quarters,	2017				2016
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	11,534	9,765	10,644	8,679	12,194	9,750	12,196	12,959
Digital Services	971	2,469	2,940	-2,019	4,564	3,975	4,074	3,468
Managed Services	-748	-456	-65	-547	-64	233	599	294
Other	282	357	414	325	326	502	626	669

Total	12,039	12,135	13,933	6,438	17,020	14,460	17,495	17,390

Isolated quarters,	2017				2016
As percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	31.9%	32.2%	33.6%	29.1%	29.0%	31.4%	35.8%	38.4%
Digital Services	7.5%	26.5%	29.4%	-23.0%	32.4%	36.0%	37.7%	36.9%
Managed Services	-12.1%	-7.4%	-1.0%	-9.1%	-1.0%	3.4%	8.5%	4.2%
Other	14.4%	17.6%	20.1%	17.9%	13.6%	23.5%	28.6%	31.8%

Total	21.0%	25.4%	27.9%	13.9%	26.1%	28.3%	32.3%	33.3%

Year to date,	2017				2016
SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	40,622	29,088	19,323	8,679	47,099	34,905	25,155	12,959
Digital Services	4,361	3,390	921	-2,019	16,081	11,517	7,542	3,468
Managed Services	-1,816	-1,068	-612	-547	1,062	1,126	893	294
Other	1,378	1,096	739	325	2,123	1,797	1,295	669

Total	44,545	32,506	20,371	6,438	66,365	49,345	34,885	17,390

Year to date,	2017				2016
As percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	31.7%	31.7%	31.4%	29.1%	33.4%	35.3%	37.1%	38.4%
Digital Services	10.6%	12.1%	4.9%	-23.0%	35.5%	36.9%	37.4%	36.9%
Managed Services	-7.4%	-5.8%	-5.0%	-9.1%	3.9%	5.4%	6.4%	4.2%
Other	17.5%	18.6%	19.1%	17.9%	24.1%	28.0%	30.2%	31.8%

Total	22.1%	22.6%	21.2%	13.9%	29.8%	31.4%	32.8%	33.3%

37      Ericsson  |  Fourth Quarter and Full-Year Report 2017

OPERATING INCOME AND OPERATING MARGIN BY SEGMENT BY QUARTER

Isolated quarters,	2017				2016
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	1,627	1,485	3,173	1,359	3,447	3,136	4,908	6,079
Digital Services	-12,440	-3,931	-2,590	-8,711	-2,029	-1,479	-1,416	-1,739
Managed Services	-1,302	-813	-337	-1,822	-492	-177	182	-20
Other	-7,641	-1,539	-1,479	-3,165	-1,206	-1,139	-911	-845

Total	-19,756	-4,798	-1,233	-12,339	-280	341	2,763	3,475

Isolated quarters,	2017				2016
As percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	4.5%	4.9%	10.0%	4.6%	8.2%	10.1%	14.4%	18.0%
Digital Services	-96.7%	-42.1%	-25.9%	-99.2%	-14.4%	-13.4%	-13.1%	-18.5%
Managed Services	-21.1%	-13.2%	-5.4%	-30.5%	-7.4%	-2.6%	2.6%	-0.3%
Other	-389.1%	-75.9%	-72.0%	-174.5%	-50.3%	-53.3%	-41.6%	-40.2%

Total	-34.5%	-10.0%	-2.5%	-26.6%	-0.4%	0.7%	5.1%	6.7%

Year to date,	2017				2016
SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	7,644	6,017	4,532	1,359	17,570	14,123	10,987	6,079
Digital Services	-27,672	-15,232	-11,301	-8,711	-6,663	-4,634	-3,155	-1,739
Managed Services	-4,274	-2,972	-2,159	-1,822	-507	-15	162	-20
Other	-13,824	-6,183	-4,644	-3,165	-4,101	-2,895	-1,756	-845

Total	-38,126	-18,370	-13,572	-12,339	6,299	6,579	6,238	3,475

Year to date	2017				2016
As percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	6.0%	6.6%	7.4%	4.6%	12.5%	14.3%	16.2%	18.0%
Digital Services	-67.5%	-54.2%	-60.2%	-99.2%	-14.7%	-14.8%	-15.6%	-18.5%
Managed Services	-17.4%	-16.2%	-17.7%	-30.5%	-1.8%	-0.1%	1.2%	-0.3%
Other	-175.8%	-104.8%	-120.0%	-174.5%	-46.5%	-45.0%	-40.9%	-40.2%

Total	-18.9%	-12.7%	-14.1%	-26.6%	2.8%	4.2%	5.9%	6.7%

38      Ericsson  |  Fourth Quarter and Full-Year Report 2017

EBITA AND EBITA MARGIN BY SEGMENT BY QUARTER

Isolated quarters,	2017				2016
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	1,714	1,570	3,258	1,540	3,647	3,334	5,107	6,282
Digital Services	-5,059	-3,738	-2,387	-7,953	-1,784	-1,184	-1,177	-1,478
Managed Services	-1,295	-812	-338	-1,818	-488	-174	185	-16
Other	-1,163	-1,439	-1,321	-2,233	-1,015	-944	-717	-629

Total	-5,803	-4,419	-788	-10,464	360	1,032	3,398	4,159

Isolated quarters	2017				2016
As percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	4.7%	5.2%	10.3%	5.2%	8.7%	10.7%	15.0%	18.6%
Digital Services	-39.3%	-40.1%	-23.9%	-90.6%	-12.7%	-10.7%	-10.9%	-15.7%
Managed Services	-20.9%	-13.2%	-5.5%	-30.4%	-7.3%	-2.5%	2.6%	-0.2%
Other	-59.2%	-70.9%	-64.3%	-123.1%	-42.4%	-44.2%	-32.7%	-29.9%

Total	-10.1%	-9.2%	-1.6%	-22.6%	0.6%	2.0%	6.3%	8.0%

Year to date,	2017				2016
SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	8,082	6,368	4,798	1,540	18,370	14,723	11,389	6,282
Digital Services	-19,137	-14,078	-10,340	-7,953	-5,623	-3,839	-2,655	-1,478
Managed Services	-4,263	-2,968	-2,156	-1,818	-493	-5	169	-16
Other	-6,156	-4,993	-3,554	-2,233	-3,305	-2,290	-1,346	-629

Total	-21,474	-15,671	-11,252	-10,464	8,949	8,589	7,557	4,159

Year to date	2017				2016
As a percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	6.3%	6.9%	7.8%	5.2%	13.0%	14.9%	16.8%	18.6%
Digital Services	-46.7%	-50.1%	-55.0%	-90.6%	-12.4%	-12.3%	-13.2%	-15.7%
Managed Services	-17.4%	-16.2%	-17.7%	-30.4%	-1.8%	0.0%	1.2%	-0.2%
Other	-78.3%	-84.7%	-91.9%	-123.1%	-37.5%	-35.6%	-31.3%	-29.9%

Total	-10.7%	-10.9%	-11.7%	-22.6%	4.0%	5.5%	7.1%	8.0%

39      Ericsson  |  Fourth Quarter and Full-Year Report 2017

NET SALES

BY MARKET AREA BY QUARTER*

	2017				2016
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	7,634	7,391	7,608	7,935	9,607	7,548	7,620	7,822
North East Asia	6,664	5,517	5,811	5,514	9,566	6,079	6,006	5,534
North America	14,486	11,597	12,022	11,516	14,245	12,571	12,645	12,542
Europe and Latin America 1) 2)	16,545	13,334	14,381	11,915	18,020	14,209	16,152	14,162
Middle East and Africa	7,578	6,189	5,971	5,335	9,047	6,241	7,208	5,608
Other 1) 2)	4,292	3,768	4,146	4,154	4,730	4,428	4,477	6,541

Total	57,199	47,796	49,939	46,369	65,215	51,076	54,108	52,209

1) Of which in Sweden	795	568	701	925	843	690	477	1,113
2) Of which in EU	10,534	8,459	8,840	8,239	11,154	8,507	9,635	9,229

	2017				2016
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	3%	-3%	-4%	-17%	27%	-1%	-3%	—
North East Asia	21%	-5%	5%	-42%	57%	1%	9%	—
North America	25%	-4%	4%	-19%	13%	-1%	1%	—
Europe and Latin America 1) 2)	24%	-7%	21%	-34%	27%	-12%	14%	—
Middle East and Africa	22%	4%	12%	-41%	45%	-13%	29%	—
Other 1) 2)	14%	-9%	0%	-12%	7%	-1%	-32%	—

Total	20%	-4%	8%	-29%	28%	-6%	4%	-29%

1) Of which in Sweden	40%	-19%	-24%	10%	22%	45%	-57%	15%
2) Of which in EU	25%	-4%	7%	-26%	31%	-12%	4%	-27%

	2017				2016
Year-over-year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	-21%	-2%	0%	1%	—	—	—	—
North East Asia	-30%	-9%	-3%	0%	—	—	—	—
North America	2%	-8%	-5%	-8%	—	—	—	—
Europe and Latin America 1) 2)	-8%	-6%	-11%	-16%	—	—	—	—
Middle East and Africa	-16%	-1%	-17%	-5%	—	—	—	—
Other 1) 2)	-9%	-15%	-7%	-36%	—	—	—	—

Total	-12%	-6%	-8%	-11%	-11%	-14%	-11%	-2%

1) Of which in Sweden	-6%	-18%	47%	-17%	-13%	-39%	-20%	2%
2) Of which in EU	-6%	-1%	-8%	-11%	-12%	-20%	-16%	-15%

	2017				2016
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

South East Asia, Oceania and India	30,568	22,934	15,543	7,935	32,597	22,990	15,442	7,822
North East Asia	23,506	16,842	11,325	5,514	27,185	17,619	11,540	5,534
North America	49,621	35,135	23,538	11,516	52,003	37,758	25,187	12,542
Europe and Latin America 1) 2)	56,175	39,630	26,296	11,915	62,543	44,523	30,314	14,162
Middle East and Africa	25,073	17,495	11,306	5,335	28,104	19,057	12,816	5,608
Other 1) 2)	16,360	12,068	8,300	4,154	20,176	15,446	11,018	6,541

Total	201,303	144,104	96,308	46,369	222,608	157,393	106,317	52,209

1) Of which in Sweden	2,989	2,194	1,626	925	3,123	2,280	1,590	1,113
2) Of which in EU	36,072	25,538	17,079	8,239	38,525	27,371	18,864	9,229

	2017				2016
Year to date, year-over-year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

South East Asia, Oceania and India	-6%	0%	1%	1%	1%	—	—	—
North East Asia	-14%	-4%	-2%	0%	-3%	—	—	—
North America	-5%	-7%	-7%	-8%	-6%	—	—	—
Europe and Latin America 1) 2)	-10%	-11%	-13%	-16%	-15%	—	—	—
Middle East and Africa	-11%	-8%	-12%	-5%	-15%	—	—	—
Other 1) 2)	-19%	-22%	-25%	-36%	-19%	—	—	—

Total	-10%	-8%	-9%	-11%	-10%	-9%	-7%	-2%

1) Of which in Sweden	-4%	-4%	2%	-17%	-18%	-19%	-6%	2%
2) Of which in EU	-6%	-7%	-9%	-11%	-15%	-17%	-16%	-15%

*	Net sales by geographical area has been restated. Media and Emerging Business, previously reported per geographical area, are reported in Other. All changes have been applied retrospectively to ensure valid comparisons between periods.

40      Ericsson  |  Fourth Quarter and Full-Year Report 2017

TOP 5 COUNTRIES IN SALES

Country	Q4		Jan-Dec
Percentage of Net sales	2017	2016	2017	2016

United States	26%	23%	26%	25%
China	7%	9%	7%	9%
India	4%	5%	5%	5%
Japan	4%	4%	4%	3%
Australia	3%	3%	4%	3%

NET SALES BY MARKET AREA BY SEGMENT BY QUARTER

	Q4 2017					Jan-Dec 2017
SEK million	Networks	Digital Services	Managed Services	Other	Total	Networks	Digital Services	Managed Services	Other	Total

South East Asia, Oceania and India	5,665	1,340	623	6	7,634	22,512	4,878	3,171	7	30,568
North East Asia	4,435	1,716	510	3	6,664	16,000	5,717	1,776	13	23,506
North America	11,716	2,045	687	38	14,486	38,769	7,492	3,253	107	49,621
Europe and Latin America	8,389	4,619	3,460	77	16,545	29,211	14,100	12,599	265	56,175
Middle East and Africa	4,139	2,623	905	-89	7,578	14,033	7,305	3,695	40	25,073
Other	1,841	522	—	1,929	4,292	7,441	1,489	—	7,430	16,360

Total	36,185	12,865	6,185	1,964	57,199	127,966	40,981	24,494	7,862	201,303

Share of total	63%	23%	11%	3%	100%	64%	20%	12%	4%	100%

	Q4 2017
Sequential change, percent	Networks	Digital Services	Managed Services	Other	Total

South East Asia, Oceania and India	6%	28%	39%	—	3%
North East Asia	21%	20%	19%	-57%	21%
North America	29%	19%	-12%	46%	25%
Europe and Latin America	20%	45%	15%	-37%	24%
Middle East and Africa	18%	54%	0%	-262%	22%
Other	7%	120%	—	6%	14%

Total	19%	38%	1%	-3%	20%

	Q4 2017					Jan-Dec 2017
Year over year change, percent	Networks	Digital Services	Managed Services	Other	Total	Networks	Digital Services	Managed Services	Other	Total

South East Asia, Oceania and India	-25%	2%	-17%	500%	-21%	-9%	9%	-5%	17%	-6%
North East Asia	-34%	-28%	2%	50%	-30%	-14%	-20%	18%	44%	-14%
North America	6%	-8%	-23%	19%	2%	2%	-2%	-47%	26%	-5%
Europe and Latin America	-8%	-15%	2%	75%	-8%	-13%	-13%	0%	89%	-10%
Middle East and Africa	-28%	20%	-19%	-990%	-16%	-16%	-1%	-7%	-52%	-11%
Other	-2%	-3%	—	-16%	-9%	-20%	-37%	—	-13%	-19%

Total	-14%	-9%	-7%	-18%	-12%	-9%	-10%	-11%	-11%	-10%

IPR LICENSING REVENUES BY SEGMENT BY QUARTER

	2017				2016
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	1,668	1,564	1,601	1,649	1,653	1,649	1,768	3,141
Digital Services	366	344	351	362	363	363	388	689

Total	2,034	1,908	1,952	2,011	2,016	2,012	2,156	3,830

	2017				2016
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	6,482	4,814	3,250	1,649	8,211	6,558	4,909	3,141
Digital Services	1,423	1,057	713	362	1,803	1,440	1,077	689

Total	7,905	5,871	3,963	2,011	10,014	7,998	5,986	3,830

41      Ericsson  |  Fourth Quarter and Full-Year Report 2017

PROVISIONS

	2017				2016
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Opening balance	9,576	10,412	10,560	6,357	3,245	3,387	3,532	3,838
Additions	2,769	1,942	1,403	6,365	4,349	666	839	492
Utilization/Cash out	-2,186	-2,626	-1,324	-2,085	-976	-716	-794	-667
Of which restructuring	-1,204	-1,461	-1,075	-1,586	-785	-529	-639	-487
Reversal of excess amounts	-199	-32	-65	-66	-253	-129	-240	-67
Reclassification, translation difference and other	-14	-120	-162	-11	-8	37	50	-64

Closing balance	9,946	9,576	10,412	10,560	6,357	3,245	3,387	3,532

Of which restructuring	4,043	3,458	4,003	4,059	4,163	1,190	1,173	1,237

	2017				2016
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Opening balance	6,357	6,357	6,357	6,357	3,838	3,838	3,838	3,838
Additions	12,479	9,710	7,768	6,365	6,346	1,997	1,331	492
Utilization/Cash out	-8,221	-6,035	-3,409	-2,085	-3,153	-2,177	-1,461	-667
Of which restructuring	-5,326	-4,122	-2,661	-1,586	-2,440	-1,655	-1,126	-487
Reversal of excess amounts	-362	-163	-131	-66	-689	-436	-307	-67
Reclassification, translation difference and other	-307	-293	-173	-11	15	23	-14	-64

Closing balance	9,946	9,576	10,412	10,560	6,357	3,245	3,387	3,532

Of which restructuring	4,043	3,458	4,003	4,059	4,163	1,190	1,173	1,237

INFORMATION ON INVESTMENTS

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2017				2016
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Additions
Property, plant and equipment	1,105	739	1,018	1,015	1,699	1,384	1,572	1,474
Capitalized development expenses 1)	138	126	315	865	1,291	885	1,099	1,208
Goodwill, IPR, brands and other intangible assets	315	1	19	1	0	-4	13	5

Total	1,558	866	1,352	1,881	2,990	2,265	2,684	2,687

Depreciation, amortization and impairment losses
Property, plant and equipment	1,284	2,894	1,061	1,075	1,318	1,106	1,083	1,062
Capitalized development expenses	881	874	690	2,481	652	511	386	351
Goodwill, IPR, brands and other intangible assets	13,953	378	446	1,875	640	691	635	684

Total	16,118	4,146	2,197	5,431	2,610	2,308	2,104	2,097

1)	Including reclassification

	2017				2016
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Additions
Property, plant and equipment	3,877	2,772	2,033	1,015	6,129	4,430	3,046	1,474
Capitalized development expenses 1)	1,444	1,306	1,180	865	4,483	3,192	2,307	1,208
Goodwill, IPR, brands and other intangible assets	336	21	20	1	14	14	18	5

Total	5,657	4,099	3,233	1,881	10,626	7,636	5,371	2,687

Depreciation, amortization and impairment losses
Property, plant and equipment	6,314	5,030	2,136	1,075	4,569	3,251	2,145	1,062
Capitalized development expenses	4,926	4,045	3,171	2,481	1,900	1,248	737	351
Goodwill, IPR, brands and other intangible assets	16,652	2,699	2,321	1,875	2,650	2,010	1,319	684

Total	27,892	11,774	7,628	5,431	9,119	6,509	4,201	2,097

1)	Including reclassification

42      Ericsson  |  Fourth Quarter and Full-Year Report 2017

OTHER INFORMATION

	Oct-Dec		Jan-Dec
SEK million	2017	2016	2017	2016

Number of shares and earnings per share
Number of shares, end of period (million)	3,334	3,331	3,334	3,331
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,072	3,069	3,072	3,069
Number of treasury shares, end of period (million)	50	62	50	62
Number of shares outstanding, basic, end of period (million)	3,284	3,269	3,284	3,269
Numbers of shares outstanding, diluted, end of period (million)	3,324	3,309	3,324	3,309
Average number of treasury shares (million)	52	63	56	60
Average number of shares outstanding, basic (million)	3,283	3,268	3,277	3,263
Average number of shares outstanding, diluted (million) 1)	3,322	3,308	3,317	3,303
Earnings per share, basic (SEK)	-5.75	-0.49	-10.74	0.53
Earnings per share, diluted (SEK) 1)	-5.68	-0.48	-10.61	0.52
Earnings per share (Non-IFRS), diluted (SEK) 2)	-1.19	0.62	-3.99	2.66

Ratios
Days sales outstanding	—	—	101	95
Inventory turnover days	58	61	64	69
Payable days	50	44	60	56

Alternative Performance Measures (APMs)
Equity ratio (%)	—	—	38.4%	49.6%
Return on equity (%)	-70.3%	-4.7%	-29.4%	1.2%
Return on capital employed (%)	-48.0%	-0.5%	-22.0%	3.2%
Capital turnover (times)	1.4	1.4	1.2	1.2
Free cash flow	10,134	14,308	5,109	254
Cash conversion (%)	-249.3%	1246.80%	-58.3%	175.0%

Exchange rates used in the consolidation
SEK/EUR- closing rate	—	—	9.83	9.56
SEK/USD- closing rate	—	—	8.20	9.06

Other
Regional inventory, end of period	13,893	16,231	13,893	16,231
Export sales from Sweden	23,415	33,396	86,812	107,036

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Excluding amortizations and write-downs of acquired intangibles and restructuring charges.

NUMBER OF EMPLOYEES

	2017				2016
End of period	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

South East Asia, Oceania and India	24,495	26,396	26,748	27,221	26,570	26,453	26,725	26,602
North East Asia	12,456	12,945	12,972	12,962	13,042	13,434	13,547	13,623
North America	10,009	10,665	11,073	11,253	11,547	12,229	13,838	14,081
Europe and Latin America 1)	49,231	50,832	53,173	54,194	54,873	56,035	56,477	55,009
Middle East and Africa	4,544	5,014	5,161	5,268	5,432	5,646	5,920	5,985

Total	100,735	105,852	109,127	110,898	111,464	113,797	116,507	115,300

1) Of which in Sweden	13,864	14,195	14,483	14,712	15,303	15,872	16,190	16,290

43      Ericsson  |  Fourth Quarter and Full-Year Report 2017

ITEMS EXCLUDING RESTRUCTURING CHARGES

RESTRUCTURING CHARGES BY FUNCTION

	2017				2016
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cost of sales	-2,038	-817	-927	-1,460	-2,140	-546	-461	-328
Research and development expenses	147	-1,896	-344	-214	-1,531	-529	-422	-257
Selling and administrative expenses	-534	-106	-243	-69	-978	-190	-138	-47

Total	-2,425	-2,819	-1,514	-1,743	-4,649	-1,265	-1,021	-632

	2017				2016
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cost of sales	-5,242	-3,204	-2,387	-1,460	-3,475	-1,335	-789	-328
Research and development expenses	-2,307	-2,454	-558	-214	-2,739	-1,208	-679	-257
Selling and administrative expenses	-952	-418	-312	-69	-1,353	-375	-185	-47

Total	-8,501	-6,076	-3,257	-1,743	-7,567	-2,918	-1,653	-632

RESTRUCTURING CHARGES BY SEGMENT

	2017				2016
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-1,260	-1,409	-816	-1,343	-2,139	-492	-380	-402
of which cost of sales	-1,052	-430	-512	-1,153	-1,096	-325	-275	-228
of which operating expenses	-208	-979	-304	-190	-1,043	-167	-105	-174
Digital Services	-686	-1,103	-454	-270	-1,849	-598	-529	-200
of which cost of sales	-609	-241	-242	-195	-724	-84	-136	-76
of which operating expenses	-77	-862	-212	-75	-1,125	-514	-393	-124
Managed Services	-376	-99	-115	-85	-246	-71	-41	-24
of which cost of sales	-326	-94	-113	-83	-196	-65	-37	-23
of which operating expenses	-50	-5	-2	-2	-50	-6	-4	-1
Other	-103	-208	-129	-45	-415	-104	-71	-6
of which cost of sales	-51	-52	-60	-29	-124	-72	-13	-1
of which operating expenses	-52	-156	-69	-16	-291	-32	-58	-5

Total	-2,425	-2,819	-1,514	-1,743	-4,649	-1,265	-1,021	-632

	2017				2016
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-4,828	-3,568	-2,159	-1,343	-3,413	-1,274	-782	-402
of which cost of sales	-3,147	-2,095	-1,665	-1,153	-1,924	-828	-503	-228
of which operating expenses	-1,681	-1,473	-494	-190	-1,489	-446	-279	-174
Digital Services	-2,513	-1,827	-724	-270	-3,176	-1,327	-729	-200
of which cost of sales	-1,287	-678	-437	-195	-1,020	-296	-212	-76
of which operating expenses	-1,226	-1,149	-287	-75	-2,156	-1,031	-517	-124
Managed Services	-675	-299	-200	-85	-382	-136	-65	-24
of which cost of sales	-616	-290	-196	-83	-321	-125	-60	-23
of which operating expenses	-59	-9	-4	-2	-61	-11	-5	-1
Other	-485	-382	-174	-45	-596	-181	-77	-6
of which cost of sales	-192	-141	-89	-29	-210	-86	-14	-1
of which operating expenses	-293	-241	-85	-16	-386	-95	-63	-5

Total	-8,501	-6,076	-3,257	-1,743	-7,567	-2,918	-1,653	-632

44      Ericsson  |  Fourth Quarter and Full-Year Report 2017

GROSS INCOME AND GROSS MARGIN

EXCLUDING RESTRUCTURING BY SEGMENT BY QUARTER

Isolated quarters,	2017				2016
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	12,586	10,195	11,156	9,832	13,290	10,075	12,471	13,187
Digital Services	1,580	2,710	3,182	-1,824	5,288	4,059	4,210	3,544
Managed Services	-422	-362	48	-464	132	298	636	317
Other	333	409	474	354	450	574	639	670

Total	14,077	12,952	14,860	7,898	19,160	15,006	17,956	17,718

Isolated quarters, As percentage of net sales	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	34.8%	33.6%	35.2%	33.0%	31.6%	32.5%	36.6%	39.1%
Digital Services	12.3%	29.0%	31.8%	-20.8%	37.6%	36.8%	39.0%	37.7%
Managed Services	-6.8%	-5.9%	0.8%	-7.8%	2.0%	4.3%	9.1%	4.6%
Other	17.0%	20.2%	23.1%	19.5%	18.8%	26.9%	29.2%	31.9%

Total	24.6%	27.1%	29.8%	17.0%	29.4%	29.4%	33.2%	33.9%

Year to date, SEK million	2017				2016
	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	43,769	31,183	20,988	9,832	49,023	35,733	25,658	13,187
Digital Services	5,648	4,068	1,358	-1,824	17,101	11,813	7,754	3,544
Managed Services	-1,200	-778	-416	-464	1,383	1,251	953	317
Other	1,570	1,237	828	354	2,333	1,883	1,309	670

Total	49,787	35,710	22,758	7,898	69,840	50,680	35,674	17,718

Year to date, As percentage of net sales	2017				2016
	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	34.2%	34.0%	34.1%	33.0%	34.8%	36.1%	37.8%	39.1%
Digital Services	13.8%	14.5%	7.2%	-20.8%	37.8%	37.8%	38.4%	37.7%
Managed Services	-4.9%	-4.2%	-3.4%	-7.8%	5.0%	6.0%	6.8%	4.6%
Other	20.0%	21.0%	21.4%	19.5%	26.4%	29.3%	30.5%	31.9%

Total	24.7%	24.8%	23.6%	17.0%	31.4%	32.2%	33.6%	33.9%

45      Ericsson  |  Fourth Quarter and Full-Year Report 2017

OPERATING INCOME AND OPERATING MARGIN

EXCLUDING RESTRUCTURING BY SEGMENT BY QUARTER

Isolated quarters,	2017				2016
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	2,887	2,894	3,989	2,702	5,586	3,628	5,288	6,481
Digital Services	-11,754	-2,828	-2,136	-8,441	-180	-881	-887	-1,539
Managed Services	-926	-714	-222	-1,737	-246	-106	223	4
Other	-7,538	-1,331	-1,350	-3,120	-791	-1,035	-840	-839

Total	-17,331	-1,979	281	-10,596	4,369	1,606	3,784	4,107

Isolated quarters,	2017				2016
As percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	8.0%	9.6%	12.6%	9.1%	13.3%	11.7%	15.5%	19.2%
Digital Services	-91.4%	-30.3%	-21.3%	-96.1%	-1.3%	-8.0%	-8.2%	-16.4%
Managed Services	-15.0%	-11.6%	-3.6%	-29.1%	-3.7%	-1.5%	3.2%	0.1%
Other	-383.8%	-65.6%	-65.7%	-172.0%	-33.0%	-48.5%	-38.3%	-39.9%

Total	-30.3%	-4.1%	0.6%	-22.9%	6.7%	3.1%	7.0%	7.9%

Year to date,	2017				2016
SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	12,472	9,585	6,691	2,702	20,983	15,397	11,769	6,481
Digital Services	-25,159	-13,405	-10,577	-8,441	-3,487	-3,307	-2,426	-1,539
Managed Services	-3,599	-2,673	-1,959	-1,737	-125	121	227	4
Other	-13,339	-5,801	-4,470	-3,120	-3,505	-2,714	-1,679	-839

Total	-29,625	-12,294	-10,315	-10,596	13,866	9,497	7,891	4,107

Year to date,	2017				2016
As percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	9.7%	10.4%	10.9%	9.1%	14.9%	15.6%	17.3%	19.2%
Digital Services	-61.4%	-47.7%	-56.3%	-96.1%	-7.7%	-10.6%	-12.0%	-16.4%
Managed Services	-14.7%	-14.6%	-16.1%	-29.1%	-0.5%	0.6%	1.6%	0.1%
Other	-169.7%	-98.4%	-115.5%	-172.0%	-39.7%	-42.2%	-39.1%	-39.9%

Total	-14.7%	-8.5%	-10.7%	-22.9%	6.2%	6.0%	7.4%	7.9%

46      Ericsson  |  Fourth Quarter and Full-Year Report 2017

ADJUSTED GROSS INCOME AND GROSS MARGIN BY SEGMENT BY QUARTER*

* Excluding restructuring charges and certain other items affecting comparability in 2017. See 2017 quarterly earnings reports for more details.

Isolated quarters, SEK million	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	13,010	10,924	11,156	11,466	13,290	10,075	12,471	13,187
Digital Services	3,194	2,758	3,182	2,825	5,288	4,059	4,210	3,544
Managed Services	227	193	48	-64	132	298	636	317
Other	705	409	474	368	450	574	639	670

Total	17,136	14,284	14,860	14,595	19,160	15,006	17,956	17,718

Isolated quarters, As percentage of net sales	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	35.9%	35.9%	35.2%	36.9%	31.6%	32.5%	36.6%	39.1%
Digital Services	24.8%	29.6%	31.8%	31.8%	37.6%	36.8%	39.0%	37.7%
Managed Services	3.7%	3.3%	0.8%	-1.1%	2.0%	4.3%	9.1%	4.6%
Other	35.9%	20.2%	23.1%	20.2%	18.8%	26.9%	29.2%	31.9%

Total	29.9%	30.0%	29.8%	30.5%	29.4%	29.4%	33.2%	33.9%

Year to date, SEK million	2017*				2016
	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	46,556	33,546	22,622	11,466	49,023	35,733	25,658	13,187
Digital Services	11,959	8,765	6,007	2,825	17,101	11,813	7,754	3,544
Managed Services	404	177	-16	-64	1,383	1,251	953	317
Other	1,956	1,251	842	368	2,333	1,883	1,309	670

Total	60,875	43,739	29,455	14,595	69,840	50,680	35,674	17,718

Year to date, As percentage of net sales	2017*				2016
	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	36.0%	36.0%	36.0%	36.9%	34.8%	36.1%	37.8%	39.1%
Digital Services	29.1%	31.1%	31.8%	31.8%	37.8%	37.8%	38.4%	37.7%
Managed Services	1.7%	1.0%	-0.1%	-1.1%	5.0%	6.0%	6.8%	4.6%
Other	24.8%	21.2%	21.7%	20.2%	26.4%	29.3%	30.5%	31.9%

Total	30.0%	30.1%	30.1%	30.5%	31.4%	32.2%	33.6%	33.9%

*	Q1 figures are adjusted to exclude the asset write-downs, provisions and adjustments related to the March 28 announcement. Q3 and Q4 figures are adjusted to exclude the market and customer project adjustments announced in the Q2 report and originally estimated at SEK 3-5 billion. The Q2 figures do not include any adjustments. Year to date figures presented are a sum of the adjusted individual quarters and do not necessarily represent adjustments calculated on a full year basis.

47      Ericsson  |  Fourth Quarter and Full-Year Report 2017

ADJUSTED OPERATING INCOME AND OPERATING MARGIN BY SEGMENT BY QUARTER*

* Excluding restructuring charges and certain other items affecting comparability in 2017. See 2017 quarterly earnings reports for more details.

Isolated quarters, SEK million	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	4,172	4,226	3,989	4,777	5,586	3,628	5,288	6,481
Digital Services	-2,703	-2,791	-2,136	-1,927	-180	-881	-887	-1,539
Managed Services	-286	-144	-222	-386	-246	-106	223	4
Other	-783	-1,331	-1,350	-1,371	-791	-1,035	-840	-839

Total	400	-40	281	1,093	4,369	1,606	3,784	4,107

Isolated quarters, As percentage of net sales	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	11.5%	13.9%	12.6%	15.4%	13.3%	11.7%	15.5%	19.2%
Digital Services	-21.0%	-29.9%	-21.3%	-21.7%	-1.3%	-8.0%	-8.2%	-16.4%
Managed Services	-4.6%	-2.4%	-3.6%	-6.5%	-3.7%	-1.5%	3.2%	0.1%
Other	-39.9%	-65.6%	-65.7%	-75.1%	-33.0%	-48.5%	-38.3%	-39.9%

Total	0.7%	-0.1%	0.6%	2.3%	6.7%	3.1%	7.0%	7.9%

Year to date, SEK million	2017*				2016
	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	17,164	12,992	8,766	4,777	20,983	15,397	11,769	6,481
Digital Services	-9,557	-6,854	-4,063	-1,927	-3,487	-3,307	-2,426	-1,539
Managed Services	-1,038	-752	-608	-386	-125	121	227	4
Other	-4,835	-4,052	-2,721	-1,371	-3,505	-2,714	-1,679	-839

Total	1,734	1,334	1,374	1,093	13,866	9,497	7,891	4,107

Year to date, As percentage of net sales	2017*				2016
	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	13.3%	13.9%	14.0%	15.4%	14.9%	15.6%	17.3%	19.2%
Digital Services	-23.3%	-24.3%	-21.5%	-21.7%	-7.7%	-10.6%	-12.0%	-16.4%
Managed Services	-4.3%	-4.2%	-5.0%	-6.5%	-0.5%	0.6%	1.6%	0.1%
Other	-61.4%	-68.6%	-70.1%	-75.1%	-39.7%	-42.2%	-39.1%	-39.9%

Total	0.9%	0.9%	1.4%	2.3%	6.2%	6.0%	7.4%	7.9%

*	Q1 figures are adjusted to exclude the asset write-downs, provisions and adjustments related to the March 28 announcement. Q3 and Q4 figures are adjusted to exclude the market and customer project adjustments announced in the Q2 report and originally estimated at SEK 3-5 billion. The Q2 figures do not include any adjustments. Year to date figures presented are a sum of the adjusted individual quarters and do not necessarily represent adjustments calculated on a full year basis.

48      Ericsson  |  Fourth Quarter and Full-Year Report 2017

ALTERNATIVE PERFORMANCE MEASURES

This section includes a reconciliation of certain Alternative Performance Measures (APMs) to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The APMs presented in this report may differ from similarly titled measures used by other companies.

For additional information, see Alternative Performance Measures in the Ericsson Annual Report 2016.

SALES GROWTH ADJUSTED FOR

COMPARABLE UNITS AND CURRENCY

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2017				2016
Isolated quarter, sequential change	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Reported net sales	57,199	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Acquired/divested business	—	—	—	—	—	-63	-35	—
Net FX impact	-1,178	2,860	509	234	-2,446	-1,924	1,221	766
Comparable net sales, excluding FX impact	56,021	50,656	50,448	46,603	62,769	49,089	55,294	52,975
Sales growth adjusted for comparable units and currency (%)	17%	1%	9%	-29%	23%	-9%	6%	-28%

	2017				2016
Isolated quarter, year over year change	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Reported net sales	57,199	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Acquired/divested business	—	—	—	—	-49	-96	-95	-73
Net FX impact	3,374	1,761	-3,006	-2,435	-2,528	-200	2,329	655
Comparable net sales, excluding FX impact	60,573	49,557	46,933	43,934	62,638	50,780	56,342	52,791
Sales growth adjusted for comparable units and currency (%)	-7%	-3%	-13%	-16%	-15%	-14%	-7%	-1%

	2017				2016
Year to date, year over year change	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Reported net sales	201,303	144,104	96,308	46,369	222,608	157,393	106,317	52,209
Acquired/divested business	—	—	—	—	-313	-264	-168	-73
Net FX impact	-306	-3,680	-5,441	-2,435	254	2,783	2,983	655
Comparable net sales, excluding FX impact	200,997	140,424	90,867	43,934	222,549	159,912	109,132	52,791
Sales growth adjusted for comparable units and currency (%)	-10%	-11%	-15%	-16%	-10%	-8%	-4%	-1%

49      Ericsson  |  Fourth Quarter and Full-Year Report 2017

ITEMS EXCLUDING RESTRUCTURING CHARGES

Gross income, operating expenses, and operating income are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2017				2016
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross income	12,039	12,135	13,933	6,438	17,020	14,460	17,495	17,390
Net sales	57,199	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Gross margin (%)	21.0%	25.4%	27.9%	13.9%	26.1%	28.3%	32.3%	33.3%

Gross income	12,039	12,135	13,933	6,438	17,020	14,460	17,495	17,390
Restructuring charges included in cost of sales	2,038	817	927	1,460	2,140	546	461	328
Gross income, excluding restructuring charges	14,077	12,952	14,860	7,898	19,160	15,006	17,956	17,718
Net sales	57,199	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Gross margin, excluding restructuring charges (%)	24.6%	27.1%	29.8%	17.0%	29.4%	29.4%	33.2%	33.9%

Operating expenses	-18,863	-17,354	-15,417	-18,929	-17,689	-14,093	-14,514	-14,205
Restructuring charges included in R&D expenses	-147	1,896	344	214	1,531	529	422	257
Restructuring charges included in selling and administrative expenses	534	106	243	69	978	190	138	47
Operating expenses, excluding restructuring charges	-18,476	-15,352	-14,830	-18,646	-15,180	-13,374	-13,954	-13,901

Operating income	-19,756	-4,798	-1,233	-12,339	-280	341	2,763	3,475
Net sales	57,199	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Operating margin (%)	-34.5%	-10.0%	-2.5%	-26.6%	-0.4%	0.7%	5.1%	6.7%
Operating income	-19,756	-4,798	-1,233	-12,339	-280	341	2,763	3,475
Total restructuring charges	2,425	2,819	1,514	1,743	4,649	1,265	1,021	632
Operating income, excluding restructuring charges	-17,331	-1,979	281	-10,596	4,369	1,606	3,784	4,107
Net sales	57,199	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Operating margin, excluding restructuring charges (%)	-30.3%	-4.1%	0.6%	-22.9%	6.7%	3.1%	7.0%	7.9%

	2017				2016
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Gross income	44,545	32,506	20,371	6,438	66,365	49,345	34,885	17,390
Net sales	201,303	144,104	96,308	46,369	222,608	157,393	106,317	52,209
Gross margin (%)	22.1%	22.6%	21.2%	13.9%	29.8%	31.4%	32.8%	33.3%

Gross income	44,545	32,506	20,371	6,438	66,365	49,345	34,885	17,390
Restructuring charges included in cost of sales	5,242	3,204	2,387	1,460	3,475	1,335	789	328
Gross income, excluding restructuring charges	49,787	35,710	22,758	7,898	69,840	50,680	35,674	17,718
Net sales	201,303	144,104	96,308	46,369	222,608	157,393	106,317	52,209
Gross margin, excluding restructuring charges (%)	24.7%	24.8%	23.6%	17.0%	31.4%	32.2%	33.6%	33.9%

Operating expenses	-70,563	-51,700	-34,346	-18,929	-60,501	-42,812	-28,719	-14,205
Restructuring charges included in R&D expenses	2,307	2,454	558	214	2,739	1,208	679	257
Restructuring charges included in selling and administrative expenses	952	418	312	69	1,353	375	185	47
Operating expenses, excluding restructuring charges	-67,304	-48,828	-33,476	-18,646	-56,409	-41,229	-27,855	-13,901

Operating income	-38,126	-18,370	-13,572	-12,339	6,299	6,579	6,238	3,475
Net sales	201,303	144,104	96,308	46,369	222,608	157,393	106,317	52,209
Operating margin (%)	-18.9%	-12.7%	-14.1%	-26.6%	2.8%	4.2%	5.9%	6.7%
Operating income	-38,126	-18,370	-13,572	-12,339	6,299	6,579	6,238	3,475
Total restructuring charges	8,501	6,076	3,257	1,743	7,567	2,918	1,653	632
Operating income, excluding restructuring charges	-29,625	-12,294	-10,315	-10,596	13,866	9,497	7,891	4,107
Net sales	201,303	144,104	96,308	46,369	222,608	157,393	106,317	52,209
Operating margin, excluding restructuring charges (%)	-14.7%	-8.5%	-10.7%	-22.9%	6.2%	6.0%	7.4%	7.9%

50      Ericsson  |  Fourth Quarter and Full-Year Report 2017

EBITA AND EBITA MARGIN

Earnings before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2017				2016
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income	-18,864	-4,348	-996	-10,855	-1,597	-180	1,566	2,106
Taxes	-1,409	-766	-176	-1,916	634	-76	670	903
Financial income and expenses	517	316	-61	432	683	597	527	466
Amortization and write-downs of acquired intangibles	13,953	379	445	1,875	640	691	635	684
EBITA	-5,803	-4,419	-788	-10,464	360	1,032	3,398	4,159
Net sales	57,199	47,796	49,939	46,369	65,215	51,076	54,108	52,209
EBITA margin (%)	-10%	-9%	-2%	-23%	1%	2%	6%	8%

	2017				2016
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income	-35,063	-16,199	-11,851	-10,855	1,895	3,492	3,672	2,106
Taxes	-4,267	-2,858	-2,092	-1,916	2,131	1,497	1,573	903
Financial income and expenses	1,204	687	371	432	2,273	1,590	993	466
Amortization and write-downs of acquired intangibles	16,652	2,699	2,320	1,875	2,650	2,010	1,319	684
EBITA	-21,474	-15,671	-11,252	-10,464	8,949	8,589	7,557	4,159
Net sales	201,303	144,104	96,308	46,369	222,608	157,393	106,317	52,209
EBITA margin (%)	-11%	-11%	-12%	-23%	4%	5%	7%	8%

CASH CONVERSION

Cash flow from operating activities divided by the sum of net income and adjustments to reconcile net income to cash, expressed as a percentage.

	2017				2016
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income	-18,864	-4,348	-996	-10,855	-1,597	-180	1,566	2,106
Net income reconciled to cash	-4,477	-1,921	-833	-9,249	1,557	1,498	1,321	3,631
Cash flow from operating activities	11,159	-18	1	-1,541	19,412	-2,317	-713	-2,372
Cash conversion (%)	-249.3%	0.9%	-0.1%	16.7%	1,246.8%	-154.7%	-54.0%	-65.3%

	2017				2016
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income	-35,063	-16,199	-11,851	-10,855	1,895	3,492	3,672	2,106
Net income reconciled to cash	-16,480	-12,003	-10,082	-9,249	8,007	6,450	4,952	3,631
Cash flow from operating activities	9,601	-1,558	-1,540	-1,541	14,010	-5,402	-3,085	-2,372
Cash conversion (%)	-58.3%	13.0%	15.3%	16.7%	175.0%	-83.8%	-62.3%	-65.3%

GROSS CASH AND NET CASH, END OF PERIOD

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest-bearing liabilities (which include: non-current borrowings and current borrowings).

	2017				2016
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash and cash equivalents	35,884	26,210	21,446	32,954	36,966	24,401	28,931	35,934
+ Interest-bearing securities, current	6,713	6,526	10,754	13,548	13,325	18,663	19,846	25,077
+ Interest-bearing securities, non-current	25,105	22,405	22,122	19,124	7,586	540	—	—
Gross cash, end of period	67,702	55,141	54,322	65,626	57,877	43,604	48,777	61,011
- Borrowings, current	2,545	3,004	3,230	9,514	8,033	9,007	9,653	2,414
- Borrowings, non-current	30,500	28,039	27,100	27,823	18,653	18,283	18,164	22,110
Net cash, end of period	34,657	24,098	23,992	28,289	31,191	16,314	20,960	36,487

51      Ericsson  |  Fourth Quarter and Full-Year Report 2017

CAPITAL EMPLOYED

Total assets less non-interest-bearing provisions and liabilities.

	2017				2016
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total assets	260,544	267,240	274,931	292,207	283,347	275,718	277,387	280,325
Non-interest-bearing provisions and liabilities
Provisions, non-current	3,596	3,930	4,794	4,867	946	170	245	158
Deferred tax liabilities	901	1,736	1,838	1,888	2,147	2,052	2,036	2,098
Other non-current liabilities	2,776	2,563	2,602	2,699	2,621	2,127	2,030	1,834
Provisions, current	6,350	5,646	5,618	5,694	5,411	3,075	3,142	3,374
Trade payables	26,321	23,560	25,025	25,814	25,318	21,633	23,709	21,549
Other current liabilities	62,370	56,541	57,345	63,293	56,003	52,896	54,394	55,429
Capital employed	158,230	173,264	177,709	187,952	190,901	193,765	191,831	195,883

CAPITAL TURNOVER

Annualized net sales divided by average capital employed.

	2017				2016
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	57,199	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Annualized net sales	228,796	191,184	199,756	185,476	260,860	204,304	216,432	208,836
Average capital employed
Capital employed at beginning of period	173,264	177,709	187,952	190,901	193,765	191,831	195,883	195,150
Capital employed at end of period	158,230	173,264	177,709	187,952	190,901	193,765	191,831	195,883
Average capital employed	165,747	175,487	182,831	189,427	192,333	192,798	193,857	195,517
Capital turnover (times)	1.4	1.1	1.1	1.0	1.4	1.1	1.1	1.1

	2017				2016
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net sales	201,303	144,104	96,308	46,369	222,608	157,393	106,317	52,209
Annualized net sales	201,303	192,139	192,616	185,476	222,608	209,857	212,634	208,836
Average capital employed
Capital employed at beginning of period	190,901	190,901	190,901	190,901	195,150	195,150	195,150	195,150
Capital employed at end of period	158,230	173,264	177,709	187,952	190,901	193,765	191,831	195,883
Average capital employed	174,566	182,083	184,305	189,427	193,026	194,458	193,491	195,517
Capital turnover (times)	1.2	1.1	1.0	1.0	1.2	1.1	1.1	1.1

RETURN ON CAPITAL EMPLOYED

The annualized total of operating income plus financial income as a percentage of average capital employed.

	2017				2016
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating income	-19,756	-4,798	-1,233	-12,339	-280	341	2,763	3,475
Financial income	-122	-135	-22	-82	61	-226	139	-89
Annualized operating income + financial income	-79,512	-19,732	-5,020	-49,684	-876	460	11,608	13,540
Average capital employed
Capital employed at beginning of period	173,264	177,709	187,952	190,901	193,765	191,831	195,883	195,150
Capital employed at end of period	158,230	173,264	177,709	187,952	190,901	193,765	191,831	195,883
Average capital employed	165,747	175,487	182,831	189,427	192,333	192,798	193,857	195,517
Return on capital employed (%)	-48.0%	-11.2%	-2.7%	-26.2%	-0.5%	0.2%	6.0%	6.9%

	2017				2016
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Operating income	-38,126	-18,370	-13,572	-12,339	6,299	6,579	6,238	3,475
Financial income	-361	-239	-104	-82	-115	-176	50	-89
Annualized operating income + financial income	-38,487	-24,812	-27,352	-49,684	6,184	8,537	12,576	13,540
Average capital employed
Capital employed at beginning of period	190,901	190,901	190,901	190,901	195,150	195,150	195,150	195,150
Capital employed at end of period	158,230	173,264	177,709	187,952	190,901	193,765	191,831	195,883
Average capital employed	174,566	182,083	184,305	189,427	193,026	194,458	193,491	195,517
Return on capital employed (%)	-22.0%	-13.6%	-14.8%	-26.2%	3.2%	4.4%	6.5%	6.9%

52      Ericsson  |  Fourth Quarter and Full-Year Report 2017

EQUITY RATIO

Equity, expressed as a percentage of total assets.

	2017				2016
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total equity	100,176	115,687	123,755	126,841	140,492	134,012	136,691	145,644
Total assets	260,544	267,240	274,931	292,207	283,347	275,718	277,387	280,325
Equity ratio (%)	38.4%	43.3%	45.0%	43.4%	49.6%	48.6%	49.3%	52.0%

RETURN ON EQUITY

Annualized net income attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity.

	2017				2016
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income attributable to stockholders of the parent company	-18,847	-4,452	-1,010	-10,897	-1,604	-233	1,587	1,966
Annualized	-75,388	-17,808	-4,040	-43,588	-6,416	-932	6,348	7,864
Average stockholders’ equity
Stockholders’ equity, beginning of period	115,072	123,045	126,105	139,817	133,138	135,746	144,699	146,525
Stockholders’ equity, end of period	99,540	115,072	123,045	126,105	139,817	133,138	135,746	144,699
Average stockholders’ equity	107,306	119,059	124,575	132,961	136,478	134,442	140,223	145,612
Return on equity (%)	-70.3%	-15.0%	-3.2%	-32.8%	-4.7%	-0.7%	4.5%	5.4%

	2017				2016
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income attributable to stockholders of the parent company	-35,206	-16,359	-11,907	-10,897	1,716	3,320	3,553	1,966
Annualized	-35,206	-21,812	-23,814	-43,588	1,716	4,427	7,106	7,864
Average stockholders’ equity
Stockholders’ equity, beginning of period	139,817	139,817	139,817	139,817	146,525	146,525	146,525	146,525
Stockholders’ equity, end of period	99,540	115,072	123,045	126,105	139,817	133,138	135,746	144,699
Average stockholders’ equity	119,679	127,445	131,431	132,961	143,171	139,832	141,136	145,612
Return on equity (%)	-29.4%	-17.1%	-18.1%	-32.8%	1.2%	3.2%	5.0%	5.4%

EARNINGS PER SHARE (NON-IFRS)

EPS, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

	2017				2016
Isolated quarters, SEK	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

EPS diluted	-5.68	-1.34	-0.30	-3.29	-0.48	-0.07	0.48	0.60
Restructuring charges	0.37	0.71	0.38	0.45	0.97	0.27	0.22	0.13
Amortization and write-downs of acquired intangibles	4.12	0.08	0.09	0.42	0.13	0.14	0.13	0.14
EPS (Non-IFRS)	-1.19	-0.55	0.17	-2.42	0.62	0.34	0.83	0.87

	2017				2016
Year to date, SEK	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

EPS diluted	-10.61	-4.93	-3.59	-3.29	0.52	1.01	1.08	0.60
Restructuring charges	1.91	1.54	0.83	0.45	1.59	0.62	0.35	0.13
Amortization and write-downs of acquired intangibles	4.71	0.59	0.51	0.42	0.55	0.41	0.27	0.14
EPS (Non-IFRS)	-3.99	-2.80	-2.25	-2.42	2.66	2.04	1.70	0.87

53      Ericsson  |  Fourth Quarter and Full-Year Report 2017

FREE CASH FLOW

Cash flow from operating activities less net capital expenditures and other investments.

	2017				2016
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash flow from operating activities	11,159	-18	1	-1,541	19,412	-2,317	-713	-2,372
Net capital expenditures and other investments
Investments in property, plant and equipment	-1,105	-739	-1,018	-1,015	-1,699	-1,384	-1,572	-1,474
Sales of property, plant and equipment	898	12	37	69	277	111	50	44
Acquisitions/divestments of subsidiaries and other operations, net	-107	371	9	3	-50	16	-480	-108
Product development	-138	-126	-315	-865	-1,291	-885	-1,099	-1,208
Other investing activities	-573	42	-42	110	-2,341	-508	-890	735
Free cash flow	10,134	-458	-1,328	-3,239	14,308	-4,967	-4,704	-4,383

	2017				2016
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cash flow from operating activities	9,601	-1,558	-1,540	-1,541	14,010	-5,402	-3,085	-2,372
Net capital expenditures and other investments
Investments in property, plant and equipment	-3,877	-2,772	-2,033	-1,015	-6,129	-4,430	-3,046	-1,474
Sales of property, plant and equipment	1,016	118	106	69	482	205	94	44
Acquisitions/divestments of subsidiaries and other operations, net	276	383	12	3	-622	-572	-588	-108
Product development	-1,444	-1,306	-1,180	-865	-4,483	-3,192	-2,307	-1,208
Other investing activities	-463	110	68	110	-3,004	-663	-155	735
Free cash flow	5,109	-5,025	-4,567	-3,239	254	-14,054	-9,087	-4,383

54      Ericsson  |  Fourth Quarter and Full-Year Report 2017

ITEMS EXCLUDING RESTRUCTURING, WRITE-DOWNS, SALES OF CERTAIN INVESTMENTS AS WELL AS PROVISIONS AND ADJUSTMENTS RELATED TO CERTAIN CUSTOMER PROJECTS

Net sales, gross income, research and development expenses, selling and administrative expenses, other operating income and expenses and operating income are presented excluding restructuring charges, write-down of assets, gains/losses on sales of certain investments and operations as well as provisions and adjustments related to certain customer projects. Numbers excluding these items are referred to as “adjusted”. Certain measures are also expressed as a percentage of adjusted net sales.

	2017*				2016
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	57,199	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Adjustments related to certain customer projects announced March 28	—	—	—	1,420	—	—	—	—
Adjustments related to certain market and customer project announced in Q2	75	-132	—	—	—	—	—	—
Adjusted net sales	57,274	47,664	49,939	47,789	65,215	51,076	54,108	52,209

Gross income	12,039	12,135	13,933	6,438	17,020	14,460	17,495	17,390
Restructuring charges	2,038	817	927	1,460	2,140	546	461	328
Write-down of assets	694	—	—	—	—	—	—	—
Provisions and adj. related to certain customer projects announced March 28	—	—	—	6,697	—	—	—	—
Provisions and adj. related to certain market and customer projects announced in Q2	2,365	1,332	—	—	—	—	—	—
Adjusted gross income	17,136	14,284	14,860	14,595	19,160	15,006	17,956	17,718
Adjusted net sales	57,274	47,664	49,939	47,789	65,215	51,076	54,108	52,209
Adjusted gross margin (%)	29.9%	30.0%	29.8%	30.5%	29.4%	29.4%	33.2%	33.9%

Research and development expenses	-9,934	-10,520	-8,365	-9,068	-8,890	-7,855	-7,405	-7,485
Restructuring charges	-147	1,896	344	214	1,531	529	422	257
Write-down of assets	561	—	—	1,934	—	—	—	—
Provisions and adj. related to certain customer projects announced March 28	—	—	—	217	—	—	—	—
Provisions and adj. related to certain market and customer projects announced in Q2	194	—	—	—	—	—	—	—
Adjusted research and development expenses	-9,326	-8,624	-8,021	-6,703	-7,359	-7,326	-6,983	-7,228

Selling and administrative expenses	-8,929	-6,834	-7,052	-9,861	-8,799	-6,238	-7,109	-6,720
Restructuring charges	534	106	243	69	978	190	138	47
Write-down of assets	263	—	—	1,362	—	—	—	—
Provisions and adj. related to certain customer projects announced March 28	—	—	—	1,479	—	—	—	—
Provisions and adj. related to certain market and customer projects announced in Q2	688	920	—	—	—	—	—	—
Adjusted selling and administrative expenses	-7,444	-5,808	-6,809	-6,951	-7,821	-6,048	-6,971	-6,673

Other operating income and expenses	-12,927	415	239	141	364	-3	-230	273
Write-down of assets	12,966	—	—	—	—	—	—	—
Gains/losses on sales of certain investments and operations	—	-313	—	—	—	—	—	—
Adjusted other operating income and expenses	39	102	239	141	364	-3	-230	273

Operating income	-19,756	-4,798	-1,233	-12,339	-280	341	2,763	3,475
Total restructuring charges	2,425	2,819	1,514	1,743	4,649	1,265	1,021	632
Total write-down of assets	14,484	—	—	3,296	—	—	—	—
Total gains/losses on sales of certain investments and operations	—	-313	—	—	—	—	—	—
Total provisions and adj. related to certain customer projects announced March 28	—	—	—	8,393	—	—	—	—
Total provisions and adj. related to certain market and customer projects announced in Q2	3,247	2,252	—	—	—	—	—	—
Adjusted operating income	400	-40	281	1,093	4,369	1,606	3,784	4,107
Adjusted net sales	57,274	47,664	49,939	47,789	65,215	51,076	54,108	52,209
Adjusted operating margin (%)	0.7%	-0.1%	0.6%	2.3%	6.7%	3.1%	7.0%	7.9%

*	Q1 figures are adjusted to exclude the asset write-downs, provisions and adjustments related to the March 28 announcement. Q3 and Q4 figures are adjusted to exclude the market and customer project adjustments announced in the Q2 report and originally estimated at SEK 3-5 billion. The Q2 figures do not include any adjustments. Year to date figures presented are a sum of the adjusted individual quarters and do not necessarily represent adjustments calculated on a full year basis.

55      Ericsson  |  Fourth Quarter and Full-Year Report 2017

ITEMS EXCLUDING RESTRUCTURING, WRITE-DOWNS, SALES OF CERTAIN INVESTMENTS AS WELL AS PROVISIONS AND ADJUSTMENTS RELATED TO CERTAIN CUSTOMER PROJECTS

Net sales, gross income, research and development expenses, selling and administrative expenses, other operating income and expenses and operating income are presented excluding restructuring charges, write-down of assets, gains/losses on sales of certain investments and operations as well as provisions and adjustments related to certain customer projects. Numbers excluding these items are referred to as “adjusted”. Certain measures are also expressed as a percentage of adjusted net sales.

	2017*				2016
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net sales	201,303	144,104	96,308	46,369	222,608	157,393	106,317	52,209
Adjustments related to certain customer projects announced March 28	1,420	1,420	1,420	1,420	—	—	—	—
Adjustments related to certain market and customer project announced in Q2	-57	-132	—	—	—	—	—	—
Adjusted net sales	202,666	145,392	97,728	47,789	222,608	157,393	106,317	52,209

Gross income	44,545	32,506	20,371	6,438	66,365	49,345	34,885	17,390
Restructuring charges	5,242	3,204	2,387	1,460	3,475	1,335	789	328
Write-down of assets	694
Provisions and adj. related to certain customer projects announced March 28	6,697	6,697	6,697	6,697	—	—	—	—
Provisions and adj. related to certain market and customer projects announced in Q2	3,697	1,332	—	—	—	—	—	—
Adjusted gross income	60,875	43,739	29,455	14,595	69,840	50,680	35,674	17,718
Adjusted net sales	202,666	145,392	97,728	47,789	222,608	157,393	106,317	52,209
Adjusted gross margin (%)	30.0%	30.1%	30.1%	30.5%	31.4%	32.2%	33.6%	33.9%

Research and development expenses	-37,887	-27,953	-17,433	-9,068	-31,635	-22,745	-14,890	-7,485
Restructuring charges	2,307	2,454	558	214	2,739	1,208	679	257
Write-down of assets	2,495	1,934	1,934	1,934	—	—	—	—
Provisions and adj. related to certain customer projects announced March 28	217	217	217	217	—	—	—	—
Provisions and adj. related to certain market and customer projects announced in Q2	194	—	—	—	—	—	—	—
Adjusted research and development expenses	-32,674	-23,348	-14,724	-6,703	-28,896	-21,537	-14,211	-7,228

Selling and administrative expenses	-32,676	-23,747	-16,913	-9,861	-28,866	-20,067	-13,829	-6,720
Restructuring charges	952	418	312	69	1,353	375	185	47
Write-down of assets	1,625	1,362	1,362	1,362	—	—	—	—
Provisions and adj. related to certain customer projects announced March 28	1,479	1,479	1,479	1,479	—	—	—	—
Provisions and adj. related to certain market and customer projects announced in Q2	1,608	920	—	—	—	—	—	—
Adjusted selling and administrative expenses	-27,012	-19,568	-13,760	-6,951	-27,513	-19,692	-13,644	-6,673

Other operating income and expenses	-12,132	795	380	141	404	40	43	273
Write-down of assets	12,966	—	—	—	—	—	—	—
Gains/losses on sales of certain investments and operations	-313	-313	—	—	—	—	—	—
Adjusted other operating income and expenses	521	482	380	141	404	40	43	273

Operating income	-38,126	-18,370	-13,572	-12,339	6,299	6,579	6,238	3,475
Total restructuring charges	8,501	6,076	3,257	1,743	7,567	2,918	1,653	632
Total write-down of assets	17,780	3,296	3,296	3,296	—	—	—	—
Total gains/losses on sales of certain investments and operations	-313	-313	—	—	—	—	—	—
Total provisions and adj. related to certain customer projects announced March 28	8,393	8,393	8,393	8,393	—	—	—	—
Total provisions and adj. related to certain market and customer projects announced in Q2	5,499	2,252	—	—	—	—	—	—
Adjusted operating income	1,734	1,334	1,374	1,093	13,866	9,497	7,891	4,107
Adjusted net sales	202,666	145,392	97,728	47,789	222,608	157,393	106,317	52,209
Adjusted operating margin (%)	0.9%	0.9%	1.4%	2.3%	6.2%	6.0%	7.4%	7.9%

*	Q1 figures are adjusted to exclude the asset write-downs, provisions and adjustments related to the March 28 announcement. Q3 and Q4 figures are adjusted to exclude the market and customer project adjustments announced in the Q2 report and originally estimated at SEK 3-5 billion. The Q2 figures do not include any adjustments. Year to date figures presented are a sum of the adjusted individual quarters and do not necessarily represent adjustments calculated on a full year basis.

56      Ericsson  |  Fourth Quarter and Full-Year Report 2017